Filed Pursuant to Rule 424(b)(5)
Registration No. 333-232517

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 17, 2019)

100,000,000 Shares

Clear Channel Outdoor Holdings, Inc.

Common Stock

We are selling 100,000,000 shares of our common stock in this offering.

Our shares trade on the New York Stock Exchange under the symbol “CCO.” On July 25, 2019, the last sale price of the shares as reported on the New York Stock Exchange was $3.50 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page S-22 of this prospectus supplement.

	Per Share	Total
Public offering price	$3.50	$350,000,000
Underwriting discount(1)	$0.15225	$15,225,000
Proceeds, before expenses, to us	$3.34775	$334,775,000

(1)	See “Underwriters” for additional information regarding underwriting compensation.

The underwriters may also exercise their option to purchase up to an additional 15,000,000 shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our common stock or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about July 30, 2019.

Joint Bookrunners

Morgan Stanley	J.P. Morgan	Barclays
Citigroup		Wells Fargo Securities

Co-Managers

Barrington Research	BofA Merrill Lynch	Cowen
Credit Suisse		Deutsche Bank Securities

SunTrust Robinson Humphrey	Wolfe Capital Markets and Advisory

The date of this prospectus supplement is July 25, 2019.

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which contains more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described in this prospectus supplement and the accompanying prospectus under the headings “Where You Can Find More Information” and “Incorporation by Reference of Certain Information.”

If the description of the offering varies between this prospectus supplement and the accompanying prospectus or in any document incorporated by reference that was filed with the Securities and Exchange Commission (the “SEC”) before the date of this prospectus supplement, you should rely on the information in this prospectus supplement. If any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a subsequently filed document deemed incorporated by reference in the accompanying prospectus—the statement in the document having the later date modifies or supersedes the earlier statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We and the underwriters have not authorized anyone to provide you with any different or additional information other than that contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide.

Neither we nor the underwriters are making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus or any document incorporated by reference therein is accurate as of any date other than the date of the applicable document. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriters, to subscribe for and purchase our common stock, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3, of which this prospectus supplement is a part, under the Securities Act of 1933, as amended, with respect to the shares of common stock offered hereby. This prospectus supplement, which is part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information concerning us and our common stock, reference is made to the registration statement. Statements contained in this prospectus supplement regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public on the SEC’s website at www.sec.gov. Copies of certain information filed by us with the SEC are also available on our investor relations website at investor.clearchannel.com. Our website is not part of this prospectus supplement and is not incorporated by reference into this prospectus supplement.

S-ii

INCORPORATION BY REFERENCE OF CERTAIN INFORMATION

The SEC allows us to incorporate by reference much of the information that we file with the SEC, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this prospectus supplement is considered to be part of this prospectus supplement and subsequent information we file with the SEC may modify or supersede some of the information included or incorporated by reference in this prospectus supplement. This means that you must read all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus supplement or in any document previously incorporated by reference have been modified or superseded. This prospectus supplement incorporates by reference the documents listed below:

•	Clear Channel Outdoor Holdings, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on March 5, 2019;

•	Clear Channel Outdoor Holdings, Inc.’s Annual Report on Form 10-K/A for the year ended December 31, 2018 filed on March 22, 2019;

•	Clear Channel Outdoor Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 filed on April 25, 2019;

•

Clear Channel Outdoor Holdings, Inc.’s Current Reports on Form 8-K filed on February 13, 2019, March  7, 2019, March 28, 2019 and April 5, 2019 and the Company’s Current Reports on Form 8-K filed on May  2, 2019 and June  7, 2019 and the Company’s Current Report filed on Form 8-K/A filed on May 7, 2019 (excluding any portions of such reports that were “furnished” rather than “filed”);

•

the information statement/prospectus, filed by Clear Channel Holdings, Inc. pursuant to Rule 424(b)(3) on April 2, 2019 (Registration No. 333-228986) (the “Information Statement/Prospectus”) (other than those portions of such Information Statement/Prospectus not deemed to be “filed” with the SEC); and

•

the description of the Company’s Common Stock, which is contained in the Information Statement/Prospectus under the heading “Description of New CCOH Capital Stock,” including any amendments or reports filed for purposes of updating such description.

We also incorporate by reference the information contained in all other documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of these documents that are furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8 K, including any exhibits included with such Items) after the date of this prospectus supplement and prior to the termination or completion of this offering. The information contained in any such document will be considered part of this prospectus supplement from the date the document is filed with the SEC.

Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

You may request copies of these filings at no cost to you by writing or telephoning us as follows:

4830 North Loop 1604W, Suite 111

San Antonio, Texas 78249

Attn: Investor Relations Department

Telephone No. (726) 900-7339

Exhibits to the filings will not be sent, unless those exhibits have been specifically incorporated by reference in this prospectus supplement.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights material information about us and this offering contained in this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein, but may not contain all of the information that may be important to you. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the matters discussed under the heading “Risk Factors” in this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2018 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 and the more detailed information and financial statements and related notes appearing in the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. Unless the context otherwise requires, as used herein, “CCOH,” “Clear Channel Outdoor,” the “Company,” “we,” “us” and “our” refer to Clear Channel Outdoor Holdings, Inc. and its consolidated subsidiaries, and “OOH” refers to out-of-home.

Our Vision

Our Vision is to Create a Unique, Mass-Reach, Global Media Platform that Delivers our Clients’ Messages Across our Distinctive Portfolio of Digital and Traditional Displays

Key Pillars of Clear Channel Outdoor’s Vision

OOH is unique in the contemporary media mix and positioned to combine the best of digital and traditional media, while avoiding the headwinds facing other mediums, including audience fragmentation, attrition and risks to brand safety, such as advertisements appearing next to inappropriate or unsavory content.

Our strategy is, first and foremost, to grow OOH’s share of total media spend by leading the technology driven transformation of the medium, and to grow our share of total OOH spending by leveraging our distinctive global asset base.

On May 1, 2019, we completed our separation (the “Separation”) from iHeartMedia, Inc., our former parent company (“iHeartMedia”), and began a new chapter as a standalone company with an independent management team and board of directors. We believe this step provides us with the flexibility and stability to continue to invest in the transformation of the OOH industry, freedom from the distraction of iHeartMedia’s bankruptcy and the ability to better focus on maintaining our leading market position in OOH.

Our Company and Asset Base

We are the Only Global Outdoor Advertising Company of International Scale, with an Industry Leading Portfolio of Digital and Traditional Advertising Structures

We are the only global outdoor advertising company with scaled presence in the United States and Europe, providing clients with access to billboards, street furniture displays, transit displays and other OOH advertising displays in many of the most desirable markets. Through our extensive inventory, we have the ability to deliver innovative, effective marketing campaigns for a diverse range of advertisers, marketers, creatives and our strategic partners in their target communities.

Our business model focuses on building strong customer relationships and leveraging our diverse global assets to provide customized advertising solutions. As part of our long-term strategy, we are transforming the way we do business by applying cutting-edge technology to the outdoor advertising experience. We believe that with our reach, technology and global asset base, we can provide our clients with a more effective method to reach their audiences and deliver their messages in an impactful manner compared to other traditional advertising mediums.

Our portfolio primarily consists of the following advertising structures:

•	print roadside billboards, which are a recognizable medium for delivering big brand messages with broad reach;

•	digital billboards, usually in high traffic commercial areas, often with a focus on activation-based messages;

•	print and digital 2 square meter displays, the largest element of our international portfolio, which generally focus on urban city centers;

•	transit billboards, such as bus and rail displays, which provide high profile exposure throughout communities;

•	airport billboards, which target travelers with high “dwell times” and multiple exposures for high frequency campaigns; and

•	spectaculars, which are high-profile, high impact advertising structures erected in mass consumer locations, such as Times Square and Sunset Boulevard, designed to attract maximum attention.

Examples of Our Advertising Structures

We Report in Two Segments—Americas and International

Americas. Our Americas segment is one of the largest outdoor advertising companies in the US, and operates in all of the top 20 Designated Market Areas (“DMAs”). We reach more US adults monthly in the top 10 DMAs than any other OOH company, and our footprint is protected by significant barriers to entry for traditional large format roadside advertising, as well as the strong working relationships required with landlords and local governments. As of December 31, 2018, we had approximately 79,000 advertising displays in the Americas, of which more than 1,400 were digital displays. Our U.S. digital portfolio, including digital spectaculars and digital displays in airports, accounted for approximately 30% of our Americas revenue for the year ended December 31, 2018.

The approximate percentage of revenue derived from each display type in our Americas segment is listed below.

Americas Segment: Percentage Revenue by Category

	Year Ended December 31,
	2018	2017	2016
Billboards:
Bulletins	61%	60%	60%
Posters	11%	11%	11%
Transit displays	16%	17%	17%
Street furniture displays	4%	4%	4%
Spectaculars / Wallscapes	4%	4%	4%
Other(1)	4%	4%	4%

Total	100%	100%	100%

(1)	Includes production revenue and other non-advertising revenue.

International. Our International segment spans 22 countries in Europe, Asia and Latin America. We have a broad asset base, including digital assets, that enables us to develop digital networks that can be sold flexibly by time of day or day of week. International outdoor advertising is an urban medium, and our presence in multiple countries gives us a broad exposure to a diverse range of distinct economies and media market trends. At December 31, 2018, our portfolio included approximately 380,000 displays, including more than 13,500 digital displays. Our International digital portfolio accounted for approximately 23% of our International revenue for the year ended December 31, 2018.

The approximate percentage of revenue derived from each display type in our International segment is listed below.

International Segment: Percentage Revenue by Category

	Year Ended December 31,
	2018	2017	2016
Street furniture displays	52%	51%	52%
Billboards	18%	20%	20%
Transit displays	11%	10%	9%
Other(1)	19%	19%	19%

Total	100%	100%	100%

(1)

Includes advertising revenue from retail and other small displays and non-advertising revenue from sales of street furniture equipment, cleaning and maintenance services, operation of public bike programs and production revenue.

The Fundamental Strengths of the Outdoor Advertising Proposition

OOH Holds a Unique Position in the Media Mix

We believe OOH enjoys a strong and unique position in the media mix. Other traditional media, such as TV, radio and newspapers, use content (such as news programs, editorials, TV shows or music) to attract an audience. That content is then interrupted with advertising.

OOH does not use content to attract an audience. Rather, in OOH the ad is the content, and the audience is already there—in the street, in the airport or transit hub, or on the highway.

Since the inception of the internet, all other traditional media has faced the challenge of online content migration, which has fragmented their audiences and reduced their reach. OOH, on the other hand, has seen its audience grow, through increased urbanization and increased time spent out of the home, in particular, benefiting from the development and worldwide use of the mobile phone.

As a consequence, traditional media such as TV, radio and newspapers have lost market share of ad spend, while OOH has seen healthy growth, with global revenues increasing at a 4.1% compound annual growth rate (“CAGR”) from 2010 to 2018, excluding cinema, according to Magna Media’s April 2019 Forecast. Magna estimates that global revenues in the outdoor sector will grow at a 2.5% CAGR from 2019 to 2022, excluding cinema, significantly faster than other traditional mediums.

Recent and Forecasted Growth CAGRs for Key Advertising Mediums

Reach and Activation as Two of the Core Elements of Advertising Campaigns

Reach and activation are the two core elements of advertising campaigns that we believe marketers are highly focused on. OOH has the broadest reach among all forms of media. In the United States, a major advertising market, OOH reaches more adults on a weekly basis than radio, TV and the internet, according to data provided by Scarborough Research.

Weekly Reach of Key Media in the US

The Sector has Significant Barriers to Entry, Including Regulation

The OOH sector, particularly billboards, is subject to governmental regulation at the federal, state and local levels, which provides stability to our market position and protects margins.

In other advertising locations within the domestic US market (such as airports, other transit hubs, or shopping malls) and in international markets, barriers to entry arise due to the complexity of operating major advertising concessions in these environments.

We have developed long-standing municipality and other landlord partner relationships across our markets with long-term contracts and strong forward visibility, and we believe we can leverage our expertise to continue to expand our business.

The Evolution of Smart City Products Provides Even More Opportunities to Engage With Municipalities and Urban Audiences

Our audiences are largely urban, in particular for our International segment where most of our revenue comes from street furniture, such as bus shelters and free-standing advertising units. We work closely with municipalities to develop smart city products, including interactive digital mapping solutions, information kiosks and Wi-Fi hubs, which also provide additional advertising opportunities.

Our View of OOH’s Core Strengths

We believe OOH has opportunities to further improve its value proposition and capture an even greater share of the global advertising market.

Historically, OOH campaigns have been relatively hard to buy, with a fragmented media owner landscape, long lead times (for campaign booking, poster production and distribution) and relatively inflexible display periods (typically 2 or 4 weeks). OOH has historically also suffered from less measurability than some of its peers, both in terms of the specific audience that views a campaign and the attribution of post exposure activity.

Part of our vision is to make OOH as easy to plan, buy and measure as an online campaign, but with increased impact and reduced brand risk as described under “—How Technology is Transforming the Outdoor Proposition” below.

How Technology is Transforming the Outdoor Proposition

Technology Enhances OOH’S Core Value Proposition and Drives Growth in the Medium Overall

Key Benefits of Technology to the OOH Medium

Technological advances continue to transform the OOH sector, as seen in both the digitization of advertising displays, as well as the evolution of ad-buying and analytics capabilities. According to data provided by Magna, the digital out-of-home sector, excluding cinema, is expected to grow at an 11.5% CAGR from 2019 to 2022, and Clear Channel Outdoor hopes to capture a significant share of this growth. Digital display conversion provides highly attractive economics and is a proven driver of growth. As of December 31, 2018, we had approximately 15,000 digital displays worldwide. Revenue from digital displays amounted to approximately 26% of our total revenue, for the year ended December 31, 2018, up from 23.4% for the year ended December 31, 2017.

While our digital display base makes up much less than 50% of all displays overall, in some advanced markets (such as the United Kingdom (the “U.K.”)), the proportion of our revenue from digital screens has reached the 50% threshold. This revenue is generated by significantly less than 50% of the physical asset base. There are still many markets where digital revenues still only account for a low single-digit percentage of our revenues in those markets.

With continued digitization, we are also able to leverage technology for ad-buying. Still in its early stages, but delivering real functionality and revenues, our programmatic platform enables marketers to buy our OOH inventory in audience-based packages, giving them the ability to manage their campaigns on a self-service basis. In addition, digitization and programmatic buying generate an enormous amount of data. We use this data, along with anonymous mobile location data, to deliver powerful insights for our clients’ campaigns and to embed ourselves into their planning process through what we believe is a market leading solution, RADAR.

RADAR is the industry’s first suite of campaign planning and attribution solutions that is designed to utilize anonymous mobile location intelligence to help brands reach certain audiences and understand what happens after someone is exposed to an advertisement on printed and digital displays. These insights on measurement and attribution, in conjunction with flexible ad-buying, can enable our clients to deliver highly customized and targeted OOH campaigns.

•

RADAR View is our campaign planning and visualization tool. RADAR View combines several data sources including industry standard audience metrics, together with data from a range of mobile apps. Through RADAR View, planners are able to optimize their campaign to deliver a very specific audience.

•

RADAR Proof is our attribution measurement tool. RADAR Proof compiles data (in an anonymized and aggregated fashion) on the different behaviors of groups exposed to a specific campaign, versus a control group. Through RADAR Proof, we are able to demonstrate attribution and return on investment of campaigns, measuring uplift, or increase, in a variety of factors such as specific purchases, store visits, or app downloads.

•

RADAR Connect amplifies OOH campaigns by re-targeting exposed groups with mobile in-app ads. RADAR Connect provides clients with a simple, easy to activate advertising solution that both extends reach and drives engagement of their advertising campaigns.

•

RADAR Sync facilitates data integration by exporting OOH campaign performance data into media agencies’ and advertisers’ own multi-touch attribution models, keeping OOH relevant as media buying processes continue to evolve.

Our Strategy and Strengths

We have a World-Class, Scaled Portfolio of Assets

We are the only global outdoor advertising company with a scaled portfolio in the United States and Europe. With approximately 450,000 advertising displays, including airport structures, that span 31 countries, we are able to deliver our clients, marketing campaigns across the globe. We work with global brands and local brands internationally, nationally and locally.

Our portfolio is tailored to best serve the different dynamics in the various markets in which we operate. As of December 31, 2018, our Americas segment’s portfolio included approximately 79,000 displays, with 72% of the portfolio’s revenue generated by billboards, 16% by transit displays, 4% by street furniture and 4% by spectaculars, mall displays and wallscapes for the year ended December 31, 2018. As of December 31, 2018, our International segment’s portfolio included approximately 380,000 displays, with 52% of the portfolio’s revenue generated by street furniture, 18% by billboards and 11% by transit displays for the year ended December 31, 2018.

We have Presence in Many Attractive Markets Worldwide

Consistent with our strategy, we seek to offer our advertising solutions in our clients’ target markets. In the United States, we are present in 44 out of the top 50 DMAs, as well as all top 20 DMAs. Internationally, our primary portfolio spans 22 countries across Europe, Asia and Latin America and is focused on densely populated metropolitan areas in some of the world’s major cities including London, Paris, Madrid, Mexico City, Milan,

Shanghai and Singapore. Our broad portfolio gives us exposure to a range of macro-economic, regulatory and media environments. Our large, diverse portfolio of assets connects brands with the people they want to reach, with ideas that enlighten, entertain and influence them.

Clear Channel Outdoor’s Global Presence

We Believe we have a Leadership Position in Digital, Programmatic, Analytics and Automation

We were an early adopter of digital displays, both in the US and internationally. Through a focus on digitization technology, we have become an industry leader in providing clients with a flexible buying model via a real-time, biddable digital OOH private marketplace solution. This marketplace allows potential buyers to bid on elements of our inventory that meet their requirements, and the inventory is sold to the highest bidder that meets the conditions set by us. We continue to invest opportunistically in digital conversion both domestically and internationally. We believe programmatic buying empowers our clients with a level of flexibility closest to online platforms among traditional mediums.

We also provide our clients with industry-leading measurement tools for optimization of end-to-end OOH campaigns through our suite of RADAR products. RADAR enables us to embed ourselves within our clients’ campaign planning and execution process. RADAR is helping us demonstrate the value of OOH and helping to position Clear Channel Outdoor as a true partner to our clients.

Our Management Team is Highly Experienced

Following the Separation, William Eccleshare was appointed our CEO, after spending the past nine years as CEO of our International division. He held prior leadership positions at advertising agencies, including BBDO, J. Walter Thompson, Young & Rubicam as well as being a former partner at McKinsey & Co.

The head of our Americas segment, Scott Wells, has 11 years of experience with Clear Channel Outdoor, including four years as the CEO of our Americas division and seven years as a Clear Channel Outdoor board member. His experience prior to Clear Channel Outdoor included executive roles at Bain Capital, Dell and Bain & Company. He has specialized in driving growth through sales execution, mergers and acquisitions and applied technology.

Brian Coleman, our CFO since the Separation, has deep experience and knowledge of the business, having over 18 years of experience leading the capital markets, treasury, and risk management functions for iHeartMedia and Clear Channel Outdoor prior to the Separation.

Our Growth Strategies

Continued Digitization of our Portfolio and Capabilities

Digitization of the asset base has been a proven driver of growth in OOH and for us, in particular. We believe we have established leadership in unlocking the full benefits of a digital portfolio: improving salesforce capability; developing sophisticated pricing and packaging tools, campaign delivery and measurement; and developing flexible propositions (the ability to change content by time of day and quickly change messaging based on advertisers’ needs) and automation. A core element of our capital allocation strategy focuses on the continued digitization of our network.

Clear Channel Outdoor Digital Billboards

Investing in Data and Analytics Technologies

Over the last several years, we have developed and hired talent with the goal of redefining how outdoor media is bought and sold. Our teams work closely with clients, advertising agencies and other diversified media companies to develop more sophisticated approaches to delivering messages to the right audience in the right location at the right time. Further, we believe we can drive revenue growth by continuing to improve audience and third-party data to make campaigns more relevant, and by utilizing sophisticated tools to unlock value in revenue management and campaign optimization.

Improving Our Programmatic Platform

In addition to our investments in data and analytics, we intend to focus on our programmatic efforts to further develop automated sales technology to introduce ease and efficiency to the OOH sales process. The objective is to both target “new” media dollars from digital and mobile markets and make our medium easier to buy so that we can continue to capture advertising dollars from declining traditional media.

Pursuing Opportunistic M&A Transactions

The outdoor advertising industry is relatively fragmented. In the United States, the top four outdoor advertising companies represent approximately 65% of the segment, with the remaining approximately 35% available for potential consolidation. We frequently evaluate potential M&A situations, and we have, in many cases, identified opportunities to capture synergies, to achieve network effects or to expand into new markets. We plan to opportunistically acquire companies, assets and technologies that fit in with our long-term strategy and vision.

We believe our technology development efforts complement our M&A strategy, as we develop tools and systems to effectively integrate our acquisitions into our technology platform.

Recent Developments

Recent Financial Results (Preliminary and Unaudited)

Set forth below are preliminary estimates of unaudited selected financial information for the three months ended June 30, 2019 and actual unaudited financial results for the three months ended June 30, 2018. Our unaudited interim consolidated financial statements for the three months ended June 30, 2019 are not yet available. We have provided ranges, rather than specific amounts, for the preliminary estimates of the financial information described below primarily because our financial closing procedures for the three months ended June 30, 2019 are not yet complete. Estimates of results are inherently uncertain and subject to change, and we undertake no obligation to update or revise the estimates set forth in this prospectus supplement as a result of new information, future events or otherwise, except as otherwise required by law. These estimates may differ from actual results. Actual results remain subject to the completion of our quarter-end closing process which includes a final review by our management and audit committee. During the course of the preparation of the financial statements and related notes and our final review, additional items that require material adjustments to the preliminary financial information presented below may be identified. Therefore, you should not place undue reliance upon these preliminary financial results. See the sections titled “Risk Factors” and “Forward-Looking Statements” for additional information regarding factors that could result in differences between the preliminary estimates of our financial results and operating data presented below and the actual financial results we will report for the three months ended June 30, 2019.

The preliminary estimates for the three months ended June 30, 2019 presented below have been prepared by, and are the responsibility of, management. Ernst & Young LLP, our independent registered public accounting firm, has not audited, compiled or performed any procedures with respect to such preliminary information nor has Ernst & Young LLP audited or compiled the financial information for the comparative three-month period ended June 30, 2018. Accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto.

Totals in the tables below may not sum or recalculate due to rounding.

	Three Months Ended June 30,
	2018 (actual)	2019 (preliminary estimate)
		Low	High
(in millions)	(unaudited)	(unaudited)	(unaudited)
Revenue:
Americas	$300	$326	$328
International	412	370	372

Consolidated revenue	$712	$696	$700

Revenue excluding movements in foreign exchange:(1)
Americas	$300	$326	$328
International	412	392	394

Consolidated revenue excluding movements in foreign exchange(1)	$712	$718	$722

Operating income:
Americas	$79	$91	$92
International	53	30	31
Corporate	(39)	(41)	(40)
Other operating income, net	1	1	2

Consolidated operating income	$94	$80	$84

OIBDAN excluding movements in foreign exchange:(1)(2)
Americas	$122	$135	136
International	92	67	69
Corporate	(36)	(32)	(30)

Consolidated OIBDAN excluding movements in foreign exchange(1)(2)	$177	$170	$174

(1)

Revenue and OIBDAN “excluding movements in foreign exchange” in this prospectus supplement are presented because management believes that viewing certain financial results without the impact of fluctuations in foreign currency rates facilitates period to period comparisons of business performance and provides useful information to investors. Revenue and OIBDAN “excluding movements in foreign exchange” are calculated by converting the current period’s revenue and expenses in local currency to U.S. dollars using average foreign exchange rates for the prior period. See “—Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures.”

(2)

We define OIBDAN as operating income adjusted to exclude non-cash compensation expenses, included within corporate expenses, as well as the following line items presented in our statement of operations: depreciation and amortization, impairment charges and other operating income (expense), net. OIBDAN is a non-U.S. generally accepted accounting principles (“GAAP”) financial measure. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position or cash flows that either excludes or includes amounts that are not normally included or excluded in the most directly comparable measure calculated and presented in accordance with GAAP. OIBDAN does not represent, and should not be considered as, an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity. Our presentation of OIBDAN should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We believe that OIBDAN provides investors with helpful information with respect to our operations. We believe that OIBDAN is relevant and useful for investors because it allows investors to view performance in a manner similar to the method used by our management. We believe it helps improve investors’ ability to understand our operating performance and makes it easier to compare our results with other companies that have different capital structures, equity compensation structures or tax rates. In addition, we believe OIBDAN is among the primary measures used externally by our investors, analysts and peers in our industry for purposes of valuation and comparing our operating performance to that of other companies in our industry. However, our non-GAAP measures, including our measure of OIBDAN, may not be directly comparable to similarly titled measures used by other companies.

OIBDAN has limitations as an analytical tool and should not be considered in isolation or as a substitute for an analysis of our results as reported under GAAP. Some of the limitations of this measure are:

•	it does not reflect our historical cash expenditures, future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect our tax expense or the cash requirements to pay our taxes;

•	it does not reflect our interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBDAN does not reflect any cash requirements for such replacements;

•	it is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and

•	it does not reflect limitations on or costs related to transferring earnings from our subsidiaries to us.

In addition, other companies may calculate non-GAAP measures differently than we do, limiting their usefulness as comparative measures. Because of these limitations, OIBDAN should not be considered as a measure of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. You should compensate for these limitations by relying primarily on our GAAP results and using OIBDAN only supplementally.

See “—Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures.”

Americas

We expect to report an increase in Americas revenue, Americas revenue excluding movements in foreign exchange, operating income and OIBDAN excluding movements in foreign exchange during the three months ended June 30, 2019 as compared to the three months ended June 30, 2018. The increases result primarily from an increase in digital revenue, partially offset by higher variable site lease and employee compensation expenses related to higher revenue.

International

We expect to report a decrease in International revenue, International revenue excluding movements in foreign exchange, operating income and OIBDAN excluding movements in foreign exchange during the three months ended June 30, 2019 as compared to the three months ended June 30, 2018. The decreases result primarily from lower revenue in China due to weakening economic conditions as well as increased professional fees related to the investigation in China. Clear Media Limited, our Chinese subsidiary, remains cautious about the operating environment in 2019 as uncertainty continues in China’s overall economy.

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures

Reconciliation of OIBDAN excluding effects of foreign exchange rates to Operating income (loss)

	Three Months Ended June 30,
	2018 (actual)	2019 (preliminary estimate)
	(unaudited)	Low	High
(in millions)		(unaudited)	(unaudited)
Americas:
OIBDAN excluding effects of foreign exchange	$122	$135	$136
Effects of foreign exchange	—	—	—

OIBDAN	122	135	136
Depreciation and amortization	(43)	(44)	(45)

Operating income	$79	$91	$92

International:
OIBDAN excluding effects of foreign exchange	$92	$67	$69
Effects of foreign exchange	—	(3)	(3)

OIBDAN	92	64	65
Depreciation and amortization	(39)	(34)	(34)

Operating income	$53	$30	$31

Corporate:
OIBDAN excluding effects of foreign exchange	$(36)	$(32)	$(30)
Effects of foreign exchange	—	1	1

OIBDAN	(36)	(31)	(30)
Non-cash compensation expenses	(2)	(8)	(9)
Depreciation and amortization	(1)	(2)	(2)

Operating loss	$(39)	$(41)	$(40)

Consolidated:
OIBDAN excluding effects of foreign exchange	$177	$170	$174
Effects of foreign exchange	—	(3)	(3)

OIBDAN	177	168	172
Non-cash compensation expenses	(2)	(8)	(9)
Depreciation and amortization	(83)	(80)	(81)
Other operating income, net	1	1	2

Operating income	$94	$80	$84

Reconciliation of Revenue excluding effects of foreign exchange rates to Revenue

	Three Months Ended June 30
	2018 (actual)	2019 (preliminary estimate)
		Low	High
(in millions)	(unaudited)	(unaudited)	(unaudited)
Americas revenue	$300	$326	$328
Excluding: Effects of foreign exchange	—	—	—

Americas revenue excluding effects of foreign exchange	$300	$326	$328

International revenue	$412	$370	$372
Excluding: Effects of foreign exchange	—	22	22

International revenue excluding effects of foreign exchange	$412	$392	$394

Consolidated revenue	$712	$696	$700
Excluding: Effects of foreign exchange	—	22	22

Consolidated revenue excluding effects of foreign exchange	$712	$718	$722

THE OFFERING

Common stock offered	100,000,000 shares (or 115,000,000 shares if the underwriters’ option to purchase additional shares is exercised in full)

Common stock outstanding immediately after this offering	465,920,867 shares (or 480,920,867 shares if the underwriters’ option to purchase additional shares is exercised in full)

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to 15,000,000 additional shares of common stock from us at the public offering price less the underwriting discount.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $333.5 million, or $383.7 million if the underwriters exercise their option to purchase additional shares of common stock from us in full, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with cash on hand, to redeem approximately $333.5 million aggregate principal amount of the 9.25% Senior Subordinated Notes due 2024 (the “CCWH Notes”) of Clear Channel Worldwide Holdings, Inc., a subsidiary of ours (“CCWH”), at a price of 103% of the principal amount thereof, plus accrued and unpaid interest to the redemption date. If the underwriters exercise their option to purchase additional shares in full, we intend to use the net proceeds from the exercise, together with cash on hand, to redeem an additional approximately $50.2 million aggregate principal amount of CCWH Notes at a price of 103% of the principal amount thereof plus accrued and unpaid interest to the redemption date.

Risk factors	You should carefully consider the information set forth in the section of this prospectus supplement entitled “Risk Factors,” as well as other information included in or incorporated by reference into this prospectus supplement and the accompanying prospectus before deciding whether to invest in our common stock.

NYSE trading symbol	“CCO”

The number of shares of our common stock to be outstanding immediately after this offering is based on approximately 365,920,867 shares outstanding as of June 30, 2019 and excludes:

•	unless otherwise indicated, up to 15.0 million shares issuable upon exercise of the underwriters’ option to purchase additional shares;

•	up to 1.6 million shares issuable upon the vesting and settlement of restricted stock units outstanding as of June 30, 2019;

•	5.1 million shares of common stock issuable upon exercise of options outstanding as of June 30, 2019 with a weighted average exercise price of $5.23 per share; and

•	23.7 million shares reserved for issuance pursuant to future awards under our Amended and Restated 2012 Equity Incentive Plan as of June 30, 2019.

SUMMARY FINANCIAL STATEMENTS OF CLEAR CHANNEL OUTDOOR HOLDINGS, INC.

The following table sets forth summary historical financial data as of the dates and for the periods indicated. The summary historical financial data for the years ended December 31, 2016, 2017 and 2018 and as of December 31, 2017 and 2018 is derived from the audited carve-out financial statements of the Outdoor Business (as defined below) of the Company incorporated by reference in this prospectus supplement. The summary historical financial data as of December 31, 2016 is derived from the audited carve-out financial statements of the Outdoor Business of the Company, which are not incorporated by reference or included in this prospectus supplement. The summary historical carve-out financial data for the three months ended March 31, 2018 and 2019 and as of March 31, 2019 is derived from the unaudited carve-out financial statements of the Outdoor Business of the Company, which are incorporated by reference in this prospectus supplement.

On May 1, 2019, in connection with the Separation, Clear Channel Outdoor Holdings, Inc. merged with and into the Company (previously known as Clear Channel Holdings, Inc. and previously the parent company of Clear Channel Outdoor Holdings, Inc.) with the Company surviving the merger, becoming the successor to Clear Channel Outdoor Holdings, Inc. and changing its name to Clear Channel Outdoor Holdings, Inc. Prior to the Separation, the historical financial statements of the Company consisted of the carve-out financial statements of the Outdoor Business of the Company which previously also owned a portion of the Radio Businesses (as defined below) of iHeartMedia. Upon the Separation and the transactions related thereto (the “Transactions”), the Company’s only assets, liabilities and operations are those of the Outdoor Business.

The “Outdoor Business” refers to the assets that are primarily related to or primarily used or held for use in connection with the business of the Company or its subsidiaries. These carve-out financial statements exclude the radio businesses that have historically been reported as part of iHeartMedia’s iHM segment (the “Radio Businesses”) and the subsidiaries of Clear Channel Holdings, Inc. (other than Clear Channel Outdoor Holdings, Inc. and its subsidiaries) prior to the Separation. In addition, the carve-out financial statements exclude amounts attributable to Clear Channel Holdings, Inc., which was a holding company prior to the Separation with no independent assets or operations.

The preparation of carve-out financial statements in conformity with GAAP requires management to make estimates, judgments, and assumptions that affect the amounts reported in the carve-out financial statements and accompanying notes. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

In addition, the carve-out financial statements of the Outdoor Business of the Company may not be indicative of the Company’s future performance and do not necessarily reflect what its consolidated results of operations, financial position and cash flows would have been had the Company consisted only of the Outdoor Business and operated as a separate, stand-alone public company without a controlling interest held by iHeartMedia during the periods presented. These carve-out financial statements of the Outdoor Business of the Company give effect to allocations of expenses from iHeartMedia. These allocations were made on a specifically identifiable basis or using relative percentages of headcount or other methods management considered to be a reasonable reflection of the utilization of services provided, however, they may not be indicative of the actual results of the Outdoor business of the Company had the Company consisted only of the Outdoor Business of the Company and had been operating as a separate, stand-alone public company for the periods presented.

In the opinion of management of the Company, the interim financial data reflects all adjustments (consisting only of normal and recurring adjustments) necessary for a fair presentation of the results for the interim periods. Historical results are not necessarily indicative of the results to be expected for future periods, and the interim results are not necessarily indicative of the results that may be expected for the full year.

The summary financial data of the Outdoor Business of the Company should be read in conjunction with “Risk Factors” and the carve-out financial statements of the Outdoor Business of the Company and the related notes thereto incorporated by reference in this prospectus supplement.

(in thousands)	Years Ended December 31,			Three Months Ended March 31,
	2016	2017	2018	2018	2019
				(unaudited)
Results of Operations Data:
Revenue	$2,679,822	$2,588,702	$2,721,705	$598,398	$587,116
Operating expenses:
Direct operating expenses(1)	1,418,319	1,409,767	1,470,668	361,289	347,827
Selling, general and administrative expenses(1)	515,421	499,213	522,918	127,408	122,966
Corporate expenses(1)(2)	117,436	143,678	152,090	35,435	28,614
Depreciation and amortization	344,124	325,991	318,952	84,060	75,076
Impairment charges	7,274	4,159	7,772	—	—
Other operating income (expense), net	354,688	26,391	2,498	(54)	(3,522)

Operating income (loss)	631,936	232,285	251,803	(9,848)	9,111
Interest expense, net	375,029	379,701	388,133	97,264	114,863
Interest income on Due from iHeart Communications, net	50,309	68,871	393	—	—
Loss on Due from iHeartCommunications	—	(855,648)	—	—	—
Equity in earnings (loss) of nonconsolidated affiliates	(1,689)	(990)	904	188	(207)
Loss on extinguishment of debt	—	—	—	—	(5,474)
Other income (expense), net	(70,151)	28,755	(35,297)	19,453	(358)

Income (loss) before income taxes	235,376	(906,428)	(170,330)	(87,471)	(111,791)
Income tax benefit (expense)	(77,499)	280,218	(32,515)	(45,367)	(57,763)

Consolidated net income (loss)	157,877	(626,210)	(202,845)	(132,838)	(169,554)
Less: Amount attributable to noncontrolling interest	22,807	18,138	15,395	(4,416)	(5,387)

Net income (loss) attributable to the majority owners of the Company	$135,070	$(644,348)	$(218,240)	$(128,422)	$(164,167)

Cash Flow Data:
Cash paid for interest(3)	$368,051	$374,309	$375,489	$86,054	$102,551
Capital expenditures(4)	229,772	224,238	211,079	28,672	28,173
Net cash flows provided by (used for) operating activities	308,510	160,118	187,275	5,026	(47,680)
Net cash flows provided by (used for) investing activities	574,080	(154,522)	(203,592)	(27,257)	(27,576)
Net cash flows provided by (used for) financing activities	(726,499)	(379,513)	40,686	30,499	60,340

(in thousands)	Years Ended December 31,			Three Months Ended March 31,
	2016	2017	2018	2018	2019
				(unaudited)
Other Financial Data:
OIBDAN(5) (unaudited)	$638,937	$545,634	$584,546	$76,372	$89,543
Balance Sheet Data:
Current assets	$1,330,977	$974,172	$1,015,800		$898,958
Property, plant and equipment, net	1,412,833	1,395,029	1,288,938		1,244,560
Total assets	5,708,370	4,670,782	4,522,028		6,325,634
Current liabilities	641,718	657,512	729,816		1,046,126
Long-term debt, net of current maturities	5,110,020	5,266,153	5,277,108		5,293,405
Total company deficit	(947,312)	(1,858,294)	(2,101,652)		(2,255,830)

(1)	Excludes depreciation and amortization.
(2)	Includes non-cash compensation expense.
(3)	Cash paid for interest includes cash paid for interest expense and excludes amortization of deferred financing costs and original issue discount.
(4)	Capital expenditures include additions to property, plant and equipment and do not include any proceeds from disposal of assets, nor any expenditures for business combinations.
(5)	See footnote (2) to “—Recent Developments—Recent Financial Results (Preliminary and Unaudited)” for a definition of OIBDAN.

The following table summarizes the calculation of OIBDAN and provides a reconciliation to operating income for the periods indicated.

	Years Ended December 31,			Three Months Ended March 31,
(in thousands)	2016	2017	2018	2018	2019
				(unaudited)
OIBDAN (unaudited)	$638,937	$545,634	$584,546	$76,372	$89,543
Non-cash compensation expense	(10,291)	(9,590)	(8,517)	(2,106)	(1,834)
Depreciation and amortization	(344,124)	(325,991)	(318,952)	(84,060)	(75,076)
Impairment charges	(7,274)	(4,159)	(7,772)	—	—
Other operating income (expense), net	354,688	26,391	2,498	(54)	(3,522)

Operating income (loss)	$631,936	$232,285	$251,803	$(9,848)	$9,111

RISK FACTORS

Our business is subject to uncertainties and risks. You should carefully consider the risks described below and all of the information included and incorporated by reference into this prospectus supplement and the accompanying prospectus. It is possible that our business, financial condition, liquidity or results of operations could be materially adversely affected by any of these risks.

Risks Related to Our Business

Our results have been in the past, and could be in the future, adversely affected by economic uncertainty or deteriorations in economic conditions.

We derive revenues from the sale of advertising. Expenditures by advertisers tend to be cyclical, reflecting economic conditions and budgeting and buying patterns. Periods of a slowing economy or recession, or periods of economic uncertainty, may be accompanied by a decrease in advertising. For example, the global economic downturn that began in 2008 resulted in a decline in advertising and marketing by our customers, which resulted in a decline in advertising revenues across our businesses. This reduction in advertising revenues had an adverse effect on our revenue, profit margins, cash flow and liquidity. Global economic conditions remain uncertain. For example, while the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. Moreover, there is considerable uncertainty in China’s economic condition as a result of, among other things, the political climate and trade policy of the United States. Any prolonged slowdown in the Chinese economy may adversely affect the results of our Chinese subsidiary, which could materially and adversely affect our business, financial condition and results of operations. If economic conditions do not continue to improve, economic uncertainty increases or economic conditions deteriorate again, global economic conditions may once again adversely impact our revenue, profit margins, cash flow and liquidity. Furthermore, because a significant portion of our revenue is derived from local advertisers, our ability to generate revenues in specific markets is directly affected by local and regional conditions, and unfavorable local and regional economic conditions also may adversely impact our results. In addition, even in the absence of a downturn in general economic conditions, an individual business sector or market may experience a downturn, causing it to reduce its advertising expenditures, which also may adversely impact our results.

To service our debt obligations and to fund our operations and our capital expenditures, we require a significant amount of cash to meet our needs, which depends on many factors beyond our control.

Our ability to service our debt obligations and to fund our operations and our capital expenditures for display construction, renovation or maintenance requires a significant amount of cash. Our primary sources of liquidity are currently cash on hand, cash flow from operations, our $125.0 million receivables-based credit facility (of which $80.7 million had been utilized for letters of credit as of June 30, 2019) and our $200.0 million line of credit with iHeartCommunications (the “iHeart Line of Credit”). As of the date of this prospectus supplement, there are no borrowings outstanding under the iHeart Line of Credit. Under the terms of the iHeart Line of Credit, we are not permitted to use the proceeds of this offering to repay indebtedness, and accordingly, we intend to voluntarily terminate the iHeart Line of Credit prior to the completion of this offering.

Our primary uses of liquidity are for our working capital, capital expenditure, debt service and other funding requirements. A substantial amount of our cash requirements are for debt service obligations. During 2018, we spent $375.5 million of cash on interest on our debt. As of June 30, 2019, prior to giving effect to this offering and the use of proceeds therefrom, we anticipated having approximately $322.2 million of cash interest payment obligations in 2019. Our significant interest payment obligations reduce our financial flexibility, make us more vulnerable to changes in operating performance and economic downturns generally, reduce our liquidity over time and could negatively affect our ability to obtain additional financing in the future.

Our ability to fund our working capital, capital expenditures, debt service and other obligations depends on our future operating performance and cash from operations and our ability to manage our liquidity following the Separation, which are in turn subject to prevailing economic conditions and other factors, many of which are beyond our control. In addition, the purchase price of possible acquisitions, capital expenditures for deployment of digital billboards and/or other strategic initiatives could require additional indebtedness or equity financing.

Historically, our cash management arrangement with iHeartCommunications was our only committed external source of liquidity. As a result of the Separation, our cash management arrangement with iHeartCommunications ended and we are now dependent upon our ability to generate cash or obtain additional financing to meet our liquidity needs. While we are exploring the possibility of executing an opportunistic refinancing of certain of our existing indebtedness, which may occur in the near term, there can be no assurance as to when any such refinancing will occur, if at all, or as to the financial or other terms of any such refinancing. If we are unable to obtain adequate financial support, we will likely need to obtain additional financing from banks or other lenders, or through public offerings or private placements of debt or equity, strategic relationships or other arrangements, or from a combination of these sources. There can be no assurance that financing alternatives will be available to us in sufficient amounts or on terms acceptable to us in the future due to market conditions, our financial condition, our liquidity constraints, our lack of history operating as a company independent from iHeartCommunications or other factors, many of which are beyond our control. Even if financing alternatives are available to us, we may not find them suitable or at comparable interest rates to the indebtedness being refinanced, and our annual cash interest payment obligations could increase further. In addition, the terms of our existing or future debt agreements may restrict us from securing financing on terms that are available to us at that time. Consequently, there can be no assurance that such financing, if permitted under the terms of our financing agreements, will be available on terms acceptable to us or at all. The inability to obtain additional financing in such circumstances could have a material adverse effect on our financial condition and on our ability to meet our obligations or pursue strategic initiatives. Additional indebtedness could increase our leverage and make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures.

In addition to the need to refinance our various indebtedness at or before maturity, if we are unable to generate sufficient cash through our operations, we could face substantial liquidity problems, which could have a material adverse effect on our financial condition, on our ability to meet our obligations and on the value of our company.

We face intense competition in the outdoor advertising business.

We operate in a highly competitive industry, and we may not be able to maintain or increase our current advertising revenues. We compete for advertising revenue with other outdoor advertising businesses, as well as with other media, such as radio, newspapers, magazines, television, direct mail, mobile devices, satellite radio and Internet-based services, within their respective markets. Market shares are subject to change for various reasons including through consolidation of our competitors through processes such as mergers and acquisitions, which could have the effect of reducing our revenue in a specific market. Our competitors may develop technology, services or advertising media that are equal or superior to those we provide or that achieve greater market acceptance and brand recognition than we achieve. It also is possible that new competitors may emerge and rapidly acquire significant market share in any of our business segments. The advertiser/agency ecosystem is diverse and dynamic, with advertiser/agency relationships subject to change. This could have an adverse effect on us if an advertiser client shifts its relationship to an agency with whom we do not have as good a relationship. An increased level of competition for advertising dollars may lead to lower advertising rates as we attempt to retain customers or may cause us to lose customers to our competitors who offer lower rates that we are unable or unwilling to match.

Further, as digital advertising and programmatic technologies continue to develop and become increasingly important to our business model, our competitors may be able to offer products that are, or that are seen to be, substantially similar to or better than ours. This may force us to compete in different ways and incur additional costs, become subject to additional governmental regulations, and/or expend resources in order to remain competitive. If our competitors are more successful than we are in developing digital advertising and programmatic products and services, our business, financial condition and results of operations could be adversely affected.

The success of our street furniture and transit products businesses is dependent on our obtaining key municipal concessions, which we may not be able to obtain on favorable terms.

Our street furniture and transit products businesses require us to obtain and renew contracts with municipalities and transit authorities. Many of these contracts, which require us to participate in competitive bidding processes at each renewal, typically have terms ranging up to 15 years and have revenue share, capital expenditure requirements and/or fixed payment components. Competitive bidding processes are complex and sometimes lengthy and substantial costs may be incurred in connection with preparing bids.

Our competitors, individually or through relationships with third parties, may be able to provide different or greater capabilities or prices or benefits than we can provide. In the past we have not been, and most likely in the future will not be, awarded all of the contracts on which we bid. The success of our business also depends generally on our ability to obtain and renew contracts with private landlords. There can be no assurance that we will win any particular bid, be able to renew existing contracts (on the same or better terms, or at all) or be able to replace any revenue lost upon expiration or completion of a contract. Our inability to renew existing contracts may also result in significant expenses from the removal of our displays. Furthermore, if and when we do obtain a contract, we are generally required to incur significant start-up expenses. The costs of bidding on contracts and the start-up costs associated with new contracts we may obtain may significantly reduce our cash flow and liquidity.

This competitive bidding process presents a number of risks, including the following:

•	we expend substantial cost and managerial time and effort to prepare bids and proposals for contracts that we may not win;

•	we may be unable to estimate accurately the revenue derived from and the resources and cost structure that will be required to service any contract we win; and

•

we may encounter expenses and delays if our competitors challenge awards of contracts to us in competitive bidding, and any such challenge could result in the resubmission of bids on modified specifications, or in the termination, reduction or modification of the awarded contract.

Our inability to successfully negotiate, renew or complete these contracts due to third-party or governmental demands and delay and the highly competitive bidding processes for these contracts could affect our ability to offer these products to our clients, or to offer them to our clients at rates that are competitive to other forms of advertising, without adversely affecting our financial results.

Our financial performance may be adversely affected by many factors beyond our control.

Certain factors that could adversely affect our financial performance by, among other things, decreasing overall revenues, the numbers of advertising customers, advertising fees or profit margins include:

•	unfavorable fluctuations in operating costs, which we may be unwilling or unable to pass through to our customers;

•	global economic conditions, such as the economic uncertainty in China;

•

our inability to successfully adopt or our being late in adopting technological changes and innovations that offer more attractive advertising alternatives than what we offer, which could result in a loss of advertising customers or lower advertising rates, which could have a material adverse effect on our operating results and financial performance;

•

unfavorable shifts in population and other demographics, which may cause us to lose advertising customers as people migrate to markets where we have a smaller presence or which may cause advertisers to be willing to pay less in advertising fees if the general population shifts into a less desirable age or geographical demographic from an advertising perspective;

•	adverse political effects and acts or threats of terrorism or military conflicts; and

•	unfavorable changes in labor conditions, which may impair our ability to operate or require us to spend more to retain and attract key employees.

In addition, on June 23, 2016, the U.K. held a referendum in which voters approved an exit of the U.K. from the European Union (the “E.U.”), commonly referred to as “Brexit.” International outdoor is currently headquartered in the U.K. and transacts business in many key European markets. To date, no formal withdrawal agreement has been reached between the U.K. and the E.U., despite the passage of the date on which it was expected that the U.K.’s membership in the E.U. would terminate. creating significant uncertainty about the terms (and timing) under which the U.K. will leave the E.U. and the consequent impact on economies of the U.K., the E.U. and other countries. This uncertainty may cause our customers to closely monitor their costs and reduce the amount they spend on advertising. Any of these or similar effects of Brexit could adversely impact our business, operating results, cash flows and financial condition.

Future dispositions, acquisitions and other strategic transactions could pose risks.

We frequently evaluate strategic opportunities both within and outside our existing lines of business. We expect from time to time to pursue strategic dispositions of certain businesses, as well as acquisitions, and we may pursue other strategic transactions, including recapitalizations or other corporate restructurings, including a REIT conversion. These dispositions, acquisitions or other transactions could be material. Such transactions involve numerous risks, including:

•	our dispositions may negatively impact revenues from our national, regional and other sales networks;

•	our dispositions may make it difficult to generate cash flows from operations sufficient to meet our anticipated cash requirements, including our debt service requirements;

•	our acquisitions may prove unprofitable and fail to generate anticipated cash flows;

•	to successfully manage our large portfolio of outdoor advertising and other businesses, we may need to:

•

recruit additional senior management as we cannot be assured that senior management of acquired businesses will continue to work for us and we cannot be certain that our recruiting efforts will succeed, and

•

expand corporate infrastructure to facilitate the integration of our operations with those of acquired businesses, because failure to do so may cause us to lose the benefits of any expansion that we decide to undertake by leading to disruptions in our ongoing businesses or by distracting our management;

•	we may enter into markets and geographic areas where we have limited or no experience;

•	we may encounter difficulties in the integration of acquired operations and systems; and

•	our management’s attention may be diverted from other business concerns.

Dispositions and acquisitions of outdoor advertising businesses may require antitrust review by U.S. federal antitrust agencies and may require review by foreign antitrust agencies under the antitrust laws of foreign jurisdictions. We can give no assurances that the Department of Justice, the Federal Trade Commission or foreign antitrust agencies will not seek to bar us from disposing of or acquiring outdoor advertising businesses or impose stringent undertakings on our business as a condition to the completion of an acquisition in any market where we already have a significant position.

Government regulation of outdoor advertising may restrict our outdoor advertising operations.

U.S. federal, state and local regulations have a significant impact on the outdoor advertising industry and our business. One of the seminal laws is the Highway Beautification Act (“HBA”), which regulates outdoor advertising on controlled roads in the United States. The HBA regulates the size and location of billboards, mandates a state compliance program, requires the development of state standards, promotes the expeditious removal of illegal signs and requires just compensation for takings. Construction, repair, maintenance, lighting, upgrading, height, size, spacing, the location and permitting of billboards and the use of new technologies for changing displays, such as digital displays, are regulated by federal, state and local governments. From time to time, states and municipalities have prohibited or significantly limited the construction of new outdoor advertising structures. Changes in laws and regulations affecting outdoor advertising, or changes in the interpretation of those laws and regulations, at any level of government, including the foreign jurisdictions in which we operate, could have a significant financial impact on us by requiring us to make significant expenditures or otherwise limiting or restricting some of our operations. Due to such regulations, it has become increasingly difficult to develop new outdoor advertising locations.

We have also introduced and intend to expand the deployment of digital billboards that display digital advertising copy from various advertisers that change several times an hour. We have encountered regulations that restrict or prohibit these types of digital displays. Since digital billboards have been developed and introduced relatively recently into the market on a large scale, existing regulations that currently do not apply to them by their terms could be revised or new regulations could be enacted to impose greater restrictions. These regulations may impose greater restrictions on digital billboards due to alleged concerns over aesthetics or driver safety. Any new restrictions on digital billboards could have a material adverse effect on both our existing inventory of digital billboards and our plans to expand our digital deployment.

From time to time, certain state and local governments and third parties have attempted to force the removal of our displays under various state and local laws, including zoning ordinances, permit enforcement and condemnation. Similar risks also arise in certain of our international jurisdictions. Certain zoning ordinances provide for amortization which is the required removal of legal non-conforming billboards (billboards which conformed with applicable laws and regulations when built, but which do not conform to current laws and regulations) or the commercial advertising placed on such billboards after a period of years. Pursuant to this concept, the governmental body asserts that just compensation is earned by continued operation of the billboard over that period of time. Although amortization is prohibited along all controlled roads, amortization has been upheld along non-controlled roads in limited instances where permitted by state and local law. Other regulations limit our ability to rebuild, replace, repair, maintain and upgrade non-conforming displays. In addition, from time to time third parties or local governments assert that we own or operate displays that either are not properly permitted or otherwise are not in strict compliance with applicable law. If we are increasingly unable to resolve such allegations or obtain acceptable arrangements in circumstances in which our displays are subject to removal, modification or amortization, or if there occurs an increase in such regulations or their enforcement, our operating results could suffer.

A number of state and local governments have implemented or initiated taxes, fees and registration requirements in an effort to decrease or restrict the number of outdoor signs and/or to raise revenue. From time to time, legislation also has been introduced in international jurisdictions attempting to impose taxes on revenue from outdoor advertising or for the right to use outdoor advertising assets. In addition, a number of jurisdictions have implemented legislation or interpreted existing legislation to restrict or prohibit the installation of digital billboards, and we expect these efforts to continue. The increased imposition of these measures, and our inability to overcome any such measures, could reduce our operating income if those outcomes require removal or restrictions on the use of preexisting displays or limit growth of digital displays. In addition, if we are unable to pass on the cost of these items to our clients, our operating income could be adversely affected.

International regulation of the outdoor advertising industry can vary by municipality, region and country, but generally limits the size, placement, nature and density of out-of-home displays. Other regulations limit the subject matter, animation and language of out-of-home displays. Our failure to comply with these or any future international regulations could have an adverse impact on the effectiveness of our displays or their attractiveness to clients as an advertising medium and may require us to make significant expenditures to ensure compliance and avoid certain penalties or contractual breaches. As a result, we may experience a significant impact on our operations, revenue, international client base and overall financial condition.

Regulations and consumer concerns regarding privacy and data protection, or any failure to comply with these regulations, could hinder our operations.

We utilize demographic and other information from and about consumers, business partners and advertisers that we collect directly or receive from third-party vendors. We are subject to numerous federal, state and foreign laws and regulations relating to consumer protection, information security, data protection and privacy, among other things. Many of these laws are still evolving, new laws may be enacted and any of these laws could be amended or interpreted in ways that could harm our business. For example, any efforts required to comply with the European General Data Protection Regulation (the “GDPR”), effective as of May 2018, or the new California Consumer Privacy Act, which is effective as of January 2020, may entail substantial expenses, may divert resources from other initiatives and projects, and could limit the services we are able to offer. In addition, changes in consumer expectations and demands regarding privacy and data protection could restrict our ability to collect, use, disclose and derive economic value from demographic and other information related to our consumers, business partners and advertisers, or to transfer employee data within the corporate group. Such restrictions could limit our ability to offer tailored advertising opportunities to our business partners and advertisers. Although we have implemented and are implementing policies and procedures designed to comply with these laws and regulations, any failure or perceived failure by us to comply with our policies or applicable regulatory requirements related to consumer protection, information security, data protection and privacy could result in a loss of confidence in us, damage to our brands, the loss of consumers, business partners and advertisers, as well as proceedings against us by governmental authorities or others, which could hinder our operations and adversely affect our business.

If our security measures are breached, we could lose valuable information, suffer disruptions to our business, and incur expenses and liabilities including damages to our relationships with business partners and advertisers.

Although we have implemented physical and electronic security measures that are designed to protect against the loss, misuse and alteration of our websites, digital assets and proprietary business information as well as consumer, business partner and advertiser personally identifiable information, no security measures are perfect and impenetrable and we may be unable to anticipate or prevent unauthorized access. A security breach could occur due to the actions of outside parties, employee error, malfeasance or a combination of these or other actions. If an actual or perceived breach of our security occurs, we could lose competitively sensitive business information or suffer disruptions to our business operations, information processes or internal controls. In addition, the public perception of the effectiveness of our security measures or services could be harmed; we could lose consumers, business partners and advertisers. In the event of a security breach, we could suffer financial exposure in connection with penalties, remediation efforts, investigations and legal proceedings and changes in our security and system protection measures. Currently, not all of our systems are fully compliant with the new GDPR standards and, as a result, we may face additional liability in the event of a security breach. The scope of many of the requirements under the GDPR remain unclear. Future case law may determine that the steps we are taking to comply with the GDPR may not be sufficient.

Third-party claims of intellectual property infringement, misappropriation or other violation against us could harm our business, operating results, and financial condition.

Third parties have asserted, and may in the future assert, that we have infringed, misappropriated or otherwise violated their intellectual property rights. As we face increasing competition, the possibility of intellectual property rights claims against us will grow. Any lawsuits regarding intellectual property rights, regardless of their success, could be expensive to resolve and would divert the time and attention of our management and technical personnel. In the event that any third party claims that we infringe their patents or that we are otherwise employing their proprietary technology without authorization and initiates litigation against us, even if we believe such claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability or priority. An adverse outcome of a dispute may damage our reputation, force us to adjust our business practices, require us to pay significant damages, and/or take other actions that could have a material adverse effect on our business. As a result of intellectual property infringement claims, or to avoid potential claims, we may choose or be required to seek licenses from third parties. These licenses may not be available on commercially reasonable terms, or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be nonexclusive, with the potential for our competitors to gain access to the same intellectual property. In addition, the rights that we secure under intellectual property licenses may not include rights to all of the intellectual property owned or controlled by the licensor, and the scope of the licenses granted to us may not include rights covering all of the products, services and technologies provided by us. The occurrence of any of the foregoing could harm our business, operating results and financial condition.

Restrictions on outdoor advertising of certain products may restrict the categories of clients that can advertise using our products.

Out-of-court settlements between the major U.S. tobacco companies and all 50 states, the District of Columbia, the Commonwealth of Puerto Rico and other U.S. territories include a ban on the outdoor advertising of tobacco products. Other products and services may be targeted in the U.S. in the future, including alcohol products. Most E.U. countries, among other nations, also have banned outdoor advertisements for tobacco products and regulate alcohol advertising. Localized restrictions on the location of advertising for High Fat, Salt and Sugar (“HFSS”) foods have been implemented in the U.K. Regulations vary across the countries in which we conduct business. Any significant reduction in advertising of products due to content-related restrictions could cause a reduction in our direct revenues from such advertisements and an increase in the available space on the existing inventory of billboards in the outdoor advertising industry.

Environmental, health, safety and land use laws and regulations may limit or restrict some of our operations.

As the owner or operator of various real properties and facilities, we must comply with various foreign, federal, state and local environmental, health, safety and land use laws and regulations. We and our properties are subject to such laws and regulations relating to the use, storage, disposal, emission and release of hazardous and non-hazardous substances and employee health and safety as well as zoning restrictions. Historically, we have not incurred significant expenditures to comply with these laws. However, additional laws which may be passed in the future, or a finding of a violation of or liability under existing laws, could require us to make significant expenditures and otherwise limit or restrict some of our operations.

We are exposed to foreign currency exchange risks because a majority of our revenue is received in foreign currencies and translated to U.S. dollars for reporting purposes.

We generate a majority of our revenues in currencies other than U.S. dollars. Changes in economic or political conditions, including Brexit, in any of the foreign countries in which we operate could result in exchange rate movement, new currency or exchange controls or other currency restrictions being imposed. Because we receive a majority of our revenues in currencies from the countries in which we operate, exchange rate fluctuations in any such currency could have an adverse effect on our profitability. A majority of our cash flows are generated in foreign currencies and translated to U.S. dollars for reporting purposes, and certain of the indebtedness held by our international subsidiaries is denominated in U.S. dollars, and, therefore, significant changes in the value of such foreign currencies relative to the U.S. dollar could have a material adverse effect on our financial condition and our ability to meet interest and principal payments on our indebtedness.

Given the volatility of exchange rates, we cannot assure you that we will be able to effectively manage our currency transaction and/or translation risks. It is possible that volatility in currency exchange rates will have a material adverse effect on our financial condition or results of operations. We expect to experience economic losses and gains and negative and positive impacts on our operating income as a result of foreign currency exchange rate fluctuations.

Doing business in foreign countries exposes us to certain risks not expected to occur when doing business in the United States.

Doing business in foreign countries carries with it certain risks that are not found when doing business in the United States. These risks could result in losses against which we are not insured. Examples of these risks include:

•	potential adverse changes in the diplomatic relations of foreign countries with the United States;

•	new or increased tariffs or unfavorable changes in trade policy;

•	hostility from local populations;

•	the adverse effect of foreign exchange controls;

•	government policies against businesses owned by foreigners;

•	investment restrictions or requirements;

•	expropriations of property without adequate compensation;

•	the potential instability of foreign governments;

•	the risk of insurrections;

•	risks of renegotiation or modification of existing agreements with governmental authorities;

•	difficulties collecting receivables and otherwise enforcing contracts with governmental agencies and others in some foreign legal systems;

•	withholding and other taxes on remittances and other payments by subsidiaries;

•	changes in tax structure and level; and

•	changes in laws or regulations or the interpretation or application of laws or regulations.

Our International operations involve contracts with, and regulation by, foreign governments. We operate in many parts of the world that experience corruption to some degree. Although we have policies and procedures in place that are designed to promote legal and regulatory compliance (including with respect to the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act), our employees, subcontractors and agents could take actions that violate applicable anti-corruption laws or regulations. Several former employees of Clear Media Limited, an indirect, non-wholly-owned subsidiary of the Company whose ordinary shares are listed on the Hong Kong Stock Exchange, are subject to an ongoing police investigation in China for misappropriation of funds. For a description of this matter, see “Part II, Item 1. Legal Proceedings—China Investigation” in our Quarterly Report on Form 10-Q for the three months ended March 31, 2019, incorporated by reference herein. Violations of these laws, or allegations of such violations, could have a material adverse effect on our business, financial position and results of operations.

Risks Related to Our Separation from iHeartCommunications

The Separation could result in significant tax liability or other unfavorable tax consequences to us.

The transactions related to the Separation were intended to be taxable transactions. The gain or loss recognized with respect to these transactions will depend on, among other things: (a) the value and tax basis of the assets transferred in the Radio Distribution and the value and tax basis of our common stock on the effective date of the Separation (the “Effective Date”) (such values will be determined by reference to, among other things, the trading value of the iHeartMedia equity and our common stock following the Effective Date); (b) complex modeling considerations under certain U.S. Treasury regulations; (c) the amount of cancellation of indebtedness income realized in connection with the iHeartMedia’s Chapter 11 proceedings; and (d) the extent to which any “excess loss accounts” (as defined under applicable U.S. Treasury regulations) are taken into account. The extent to which any related taxable gain or loss will result in any cash tax liabilities will depend on whether the tax attributes of iHeartMedia and its subsidiaries, including the net operating losses (“NOLs”) of iHeartMedia and its subsidiaries (including CCOH and its subsidiaries), are sufficient to offset any net taxable gain and income attributable to the transactions related to the Separation.

In addition, the merger of Clear Channel Outdoor Holdings, Inc. into Clear Channel Holdings, Inc. (the “Merger”) was intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the obligation of each of the parties thereto to effect the Merger was conditioned upon the receipt of U.S. federal income tax opinions to that effect from their respective tax counsels. These tax opinions represent the legal judgment of counsel who rendered the opinions and are not binding on the Internal Revenue Service (the “IRS”) or the courts. If the IRS makes a subsequent determination that the Merger does not qualify as a “reorganization,” then additional tax liability could arise.

Based on our analysis to date of the various factors that will influence whether the Separation resulted in material cash tax liabilities, we do not expect any material cash tax liability resulting from the Separation. However, the analysis of the Separation will continue until the tax return for the 2019 tax year is filed. In addition, there may be some uncertainty with respect to the factors that determine whether the Separation gave rise to cash tax liability, even after appropriate tax returns are filed. Accordingly, we cannot say with certainty that no material cash tax liability will be owed as a result of the Separation and the transactions related thereto. To the extent the Separation and the transactions related thereto do give rise to any cash tax liability, CCOH, iHeartCommunications, iHeartMedia and various other entities would be jointly and severally liable under applicable law for any such amounts. The allocation of such liabilities among the various members of the iHeartMedia Group and CCOH are addressed by a new tax matters agreement that was entered into in connection with the Separation.

In addition, we expect that, as a result of the cancellation of indebtedness income realized by the debtors in connection with iHeartMedia’s Chapter 11 proceeds, certain of our tax attributes will be subject to significant reduction or elimination. The tax matters agreement that was entered into in connection with the Separation provides that we will not be compensated as a result of such reduction.

Transfers of our equity in connection with iHeartMedia’s Chapter 11 proceedings and cancellation of indebtedness income realized by the debtors in the iHeartMedia Chapter 11 proceedings may impair our ability to utilize our U.S. federal income tax NOL carryforwards in future years.

Under U.S. federal income tax law, a corporation is generally permitted to deduct from taxable income NOLs carried forward from prior years. Under applicable law, we were attributed a portion of the U.S. federal NOL carryforward and certain other tax attributes of the iHeartMedia consolidated group prior to the Separation (in general, the portion of the federal NOL carryforward attributable to our operations and expenses). To the extent any such tax attributes survive the reduction in tax attributes described above, our ability to utilize these tax attributes to offset future taxable income and to reduce U.S. federal income tax liability is subject to certain requirements and restrictions. Specifically, we experienced an “ownership change,” as defined in Section 382 of the Code, as a result of the Separation. Accordingly, our ability to use any surviving tax attributes may be substantially limited, which could have a negative impact on our financial position and results of operations. Under Section 382 of the Code, absent an applicable exception, if a corporation undergoes an “ownership change,” the amount of U.S. federal income tax attributes existing prior to the change that it can utilize to offset its taxable income in future taxable years generally is subject to an annual limitation in an amount equal to the value of its stock immediately prior to the ownership change multiplied by the long-term tax-exempt rate, subject to adjustments to reflect the differences between the fair market value of the corporation’s assets and the tax basis in such assets and various other complex rules and adjustments.

Additionally, as noted above, we expect that certain of our tax attributes will be subject to significant reduction or elimination as a result of the cancellation of indebtedness income realized by the debtors in connection with iHeartMedia’s Chapter 11 proceedings.

Accordingly, there can be no assurance that we will be able to utilize our U.S. federal income tax NOL carryforwards or certain of our other tax attributes to offset future taxable income.

We may be more susceptible to adverse events as a result of the Separation.

We may be unable to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all. As a result of the Separation, we may be more susceptible to market fluctuations and have less leverage with suppliers, and we may experience other adverse events.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent publicly-traded company, and we may experience increased costs as a result of the Separation.

Prior to the Separation, iHeartMedia provided Clear Channel Outdoor Holdings, Inc. with various corporate services. Under a transition services agreement (the “Transition Services Agreement”), iHeartMedia and/or its affiliates are providing certain administrative and support services and other assistance to us, which we are using and will continue to use in the conduct of our businesses as such business was conducted prior to the Separation generally for one year (subject to certain rights of ours to extend for up to an additional year). Following the Separation and the expiration of the Transition Services Agreement, we will need to provide internally or obtain from unaffiliated third parties the services we previously received from iHeartMedia and its affiliates. We negotiated our arrangements with iHeartCommunications in the context of a parent-subsidiary relationship prior to our initial public offering and we negotiated the terms of the Transition Services Agreement in the context of iHeartMedia’s Chapter 11 proceedings. We may be unable to replace these services in a timely manner or on terms and conditions as favorable as those we received from iHeartMedia prior to the Separation. We may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently or may incur additional costs. If we fail to obtain the services necessary to operate effectively or if we incur greater costs in obtaining these services, our business, financial condition and results of operations may be adversely affected.

The Separation resulted in changes in our senior management team and may result in the loss of other key employees.

Our business is dependent upon the performance of our senior management team and other key individuals. The Separation resulted in changes to our senior management team, including our chief executive officer and chief financial officer. We are continuing to identify replacements for additional key positions following the Separation. Competition for these individuals is intense. In addition, many of our key employees are at-will employees who are under no obligation to remain with us, and may decide to leave as a result of the uncertainty surrounding the business following the Separation or for a variety of personal or other reasons beyond our control. If members of our senior management or key individuals decide to leave in the future, if we decide to make further changes to the composition of, or the roles and responsibilities of, these individuals, or if we are not successful in attracting, motivating and retaining other key employees, our business could be adversely affected.

The Separation resulted in changes to the composition of our board of directors.

In connection with the Separation, members of our board of directors were replaced with new directors who were selected by a committee consisting of certain holders of interests and creditors in iHeartMedia’s Chapter 11 proceedings. Our new board of directors does not have the same level of experience with our historical operations as our previous board. Our new board of directors may pursue business plans and growth strategies that differ from our previous business plans and growth strategies. Any new business plans or growth strategies implemented by the new board of directors, including plans to address our capital structure and reduce our leverage, through this offering or otherwise, if unsuccessful, may lead to material unanticipated problems, expenses, liabilities, competitive responses, loss of customer and other business relationships, and an adverse impact on operations and financial results.

Our historical and pro forma financial information is not necessarily representative of the results we would have achieved as an independent public company and may not be a reliable indicator of our future results.

The historical and pro forma financial information included in or incorporated in this prospectus supplement does not necessarily reflect the results of operations and financial position we would have achieved as an independent public company not controlled by iHeartMedia during the periods presented, or those that we will achieve in the future. Prior to the Separation, we operated as part of iHeartMedia’s broader corporate organization, and subsidiaries of iHeartMedia performed various corporate functions for us. Our historical financial information reflects allocations of corporate expenses from iHeartMedia for these and similar functions. These allocations may not reflect the costs we will incur for similar services in the future as an independent publicly-traded company.

Our historical financial information does not reflect expected changes in our organizational structure as part of the Separation, including changes in our capital structure, tax structure and new personnel needs. As part of iHeartMedia, we enjoyed certain benefits from iHeartMedia’s operating diversity, size and purchasing power and we lost these benefits after the Separation. As an independent entity, we may be unable to purchase goods or services and technologies, such as insurance and health care benefits and computer software licenses, on terms as favorable to us as those we obtained as part of iHeartMedia prior to the Separation.

Following the Separation, we are also now responsible for the additional costs associated with being an independent publicly-traded company, including costs related to corporate governance, investor and public relations and public reporting. In addition, certain costs incurred by subsidiaries of iHeartMedia, including executive oversight, accounting, treasury, tax, legal, human resources, occupancy, procurement, information technology and other shared services, have historically been allocated to us by iHeartMedia, but these allocations may not reflect the level of these costs to us as we provide these services ourselves. Therefore, our historical financial statements may not be indicative of our future performance as an independent publicly-traded company. We cannot assure you that our operating results will continue at a similar level. For additional information about our past financial performance and the basis of presentation of our financial statements, see the financial statements Clear Channel Outdoor Holdings, Inc. and the notes thereto included in or incorporated by reference in this prospectus supplement.

In connection with the Separation, iHeartMedia agreed to indemnify us and we agreed to indemnify iHeartMedia for certain liabilities. There can be no assurance that the indemnities from iHeartMedia will be sufficient to insure us against the full amount of such liabilities.

Pursuant to agreements that we entered into with iHeartMedia in connection with the Separation, iHeartMedia agreed to indemnify us for certain liabilities, and we agreed to indemnify iHeartMedia and its subsidiaries for certain liabilities. For example, we will indemnify iHeartMedia and its subsidiaries for liabilities arising from or accruing prior to the closing date of the Separation to the extent such liabilities related our business, assets and liabilities as well as liabilities relating to a breach of the Settlement and Separation Agreement governing the terms of the Separation. However, third parties might seek to hold us responsible for liabilities that iHeartMedia agreed to retain, and there can be no assurance that iHeartMedia will be able to fully satisfy its indemnification obligations under these agreements. In addition, indemnities that we may be required to provide to iHeartMedia and its subsidiaries could be significant and could adversely affect our business.

Risks Related to our Indebtedness

We may not be able to generate sufficient cash to service all of our indebtedness and preferred stock and other obligations and may be forced to take other actions to satisfy our obligations under our indebtedness and preferred stock and other contractual obligations, which may not be successful.

We have a substantial amount of indebtedness. At March 31, 2019, after giving effect to the anticipated use of proceeds from this offering, we would have had $5.0 billion of total indebtedness outstanding, including:

(1) $2.7 billion aggregate principal amount of senior notes of CCWH, net of unamortized discounts of $3.2 million, which mature in November 2022; (2) $1.9 billion aggregate principal amount of CCWH Notes, which mature in February 2024; (3) $375.0 million aggregate principal amount outstanding of international subsidiary senior notes, net of unamortized premiums of $2.4 million, which mature in December 2020; and (4) $3.8 million of other debt. In addition, on May 1, 2019, in connection with the Separation, we issued $45.0 million of Series A Perpetual Preferred Stock (the “Series A Preferred Stock”) to third party investors. We also have substantial contractual obligations, primarily for leases. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Commitments, Contingencies and Guarantees” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018, incorporated by reference herein.

This substantial amount of indebtedness and other obligations, including the payment obligations on our Series A Preferred Stock, could have negative consequences for us, including, without limitation:

•

requiring us to dedicate a substantial portion of our cash flow to the payment of principal and interest on our indebtedness or payments on our Series A Preferred Stock and other obligations, thereby reducing cash available for other purposes, including to fund operations and capital expenditures, invest in new technology and pursue other business opportunities;

•

limiting our liquidity and operational flexibility and limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;

•	limiting our ability to adjust to changing economic, business and competitive conditions;

•	requiring us to defer planned capital expenditures, reduce discretionary spending, sell assets, restructure existing indebtedness or defer acquisitions or other strategic opportunities;

•	limiting our ability to refinance any of the indebtedness or increasing the cost of any such financing;

•	making us more vulnerable to an increase in interest rates, a downturn in our operating performance, a decline in general economic or industry conditions or a disruption in the credit markets; and

•	making us more susceptible to negative changes in credit ratings, which could impact our ability to obtain financing in the future and increase the cost of such financing.

If compliance with our debt and Series A Preferred Stock and other obligations materially hinders our ability to operate our business and adapt to changing industry conditions, we may lose market share, our revenue may decline and our operating results may suffer.

Our ability to make scheduled payments on our debt or Series A Preferred Stock and other obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business, economic and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness or payments on our Series A Preferred Stock and other obligations

If our cash flows and capital resources are insufficient to fund our debt service obligations or payments on our Series A Preferred Stock and other obligations, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or refinance our indebtedness. We may not be able to take any of these actions, and these actions may not be successful or permit us to meet our scheduled debt service or Series A Preferred Stock and other obligations. Furthermore, these actions may not be permitted under the terms of our existing or future debt agreements or the Certificate of Designation for our Series A Preferred Stock.

While we are exploring the possibility of executing an opportunistic refinancing of certain of our existing indebtedness, which may occur in the near term, there can be no assurance as to when any such refinancing will occur, if at all, or as to the financial or other terms of any such refinancing. Our ability to refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and increase our debt service obligations and may require us to comply with more onerous covenants, which could further restrict our business operations. Any failure to make payments of interest and principal on our outstanding indebtedness or payments on our Series A Preferred Stock on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. The terms of existing or future debt instruments or the documents governing the Series A Preferred Stock restrict us from pursuing some of these alternatives. These alternative measures may not be successful and may not permit us to meet our scheduled debt service or Series A Preferred Stock obligations. If we cannot make scheduled payments on our indebtedness, we will be in default under one or more of the agreements governing our indebtedness and as a result, we could be forced into bankruptcy or liquidation.

Because we derive all of our operating income from our subsidiaries, our ability to repay our debt depends upon the performance of our subsidiaries and their ability to dividend or distribute funds to us

We derive all of our operating income from our subsidiaries. As a result, our cash flow and the ability to service our indebtedness depend on the performance of our subsidiaries and the ability of those entities to distribute funds to us. We cannot assure you that our subsidiaries will be able to, or be permitted to, pay to us the amounts necessary to service our debt.

The documents governing our indebtedness and Series A Preferred Stock contain restrictions that limit our flexibility in operating our business

Our material financing agreements contain various covenants restricting, among other things, our ability to:

•	make acquisitions or investments;

•	make loans or otherwise extend credit to others;

•	incur indebtedness or issue shares of preferred stock or guarantees of indebtedness;

•	pay dividends to our stockholders;

•	redeem, repurchase or retire our subordinated debt;

•	create liens;

•	enter into transactions with affiliates;

•	sell, lease, transfer or dispose of assets; and

•	merge or consolidate with other companies.

These restrictions could affect our ability to operate our business and may limit our ability to react to market conditions or take advantage of potential business opportunities as they arise. For example, these restrictions could adversely affect our ability to finance our operations, make strategic acquisitions, investments or alliances, restructure our organization or finance our capital needs. Additionally, our ability to comply with these covenants and restrictions may be affected by events beyond our control. These include prevailing economic, financial and industry conditions. If we breach any of these covenants or restrictions, we could be in default under the agreements governing our indebtedness and Series A Preferred Stock and as a result, we could be forced into bankruptcy.

Downgrades in our credit ratings may adversely affect our borrowing costs, limit our financing options, reduce our flexibility under future financings and adversely affect our liquidity, and also may adversely impact our business operations

Our corporate credit ratings are speculative-grade. Our corporate credit ratings and ratings outlook are subject to review by rating agencies from time to time and, on various occasions, have been downgraded. In the future, our corporate credit rating and rating outlook could be further downgraded. Any further reductions in our credit ratings could increase our borrowing costs, reduce the availability of financing to us or increase the cost of doing business or otherwise negatively impact our business operations.

Risks Related to this Offering and Ownership of our Common Stock

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

The market price for our common stock may be volatile. You may not be able to resell your shares at or above the public offering price, due to fluctuations in the market price of our common stock, which may be caused by a number of factors, many of which we cannot control, including those described under the heading “—Risks Related to our Business” and the following:

•	our limited history operating as an independent public company;

•	our quarterly or annual earnings or those of other companies in our industry;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•

changes in financial estimates by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;

•	downgrades by any securities analysts who follow our common stock;

•

future sales of our common stock by our officers, directors and significant stockholders, including stockholders that were former creditors of iHeartMedia that received their common stock at the time of the Separation in connection with iHeartMedia’s Chapter 11 proceedings;

•	market conditions or trends in our industry or the economy as a whole and, in particular, in the advertising industry;

•	investors’ perceptions of our prospects;

•	announcements by us of significant contracts, acquisitions, joint ventures or capital commitments; and

•	changes in key personnel.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs, and our resources and the attention of management could be diverted from our business.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. Prior to the Separation, we were a controlled company that was nearly 90% owned by iHeartMedia and had very little research analyst coverage. In connection with this offering, we are hoping to increase our analyst coverage, but we cannot assure you that we will be successful in those efforts. If one or more of the analysts who covers us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price and trading volume to decline.

Future sales of our common stock in the public market, or the perception that such sales may occur, could lower our stock price, and any additional capital raised by us through the sale of our common stock, or the issuance of equity awards by us, may dilute your ownership in us.

Sales of substantial amounts of our common stock in the public market by our stockholders after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. At the time of the Separation, nearly 90% of our outstanding common stock was distributed to the former creditors of iHeartMedia in connection with iHeartMedia’s Chapter 11 proceedings, and these former creditors may not be long-term holders of our common stock. None of the shares of common stock issued to these stockholders in connection with iHeartMedia’s Chapter 11 proceedings are “restricted securities” and, except in the case of “affiliates” of the Company, may be sold freely without restriction into the market and none, except for those shares owned by our directors and executive officers, are subject to lock-up agreements in connection with this offering. See “Underwriters—Lock-Up Agreements.”

Any additional capital raised by us through the sale of our common stock may also dilute your ownership in us. We cannot assure you that we will be able to sell our common stock or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering, and investors purchasing other securities in the future could have rights superior to those of our existing stockholders. In the future, we may also issue our common stock in connection with acquisitions or investments. We cannot predict the size of any such future issuances, but the amount of shares of our common stock issued in connection with an acquisition or investment could constitute a material portion of the then-outstanding shares of our common stock.

We currently do not pay regularly-scheduled dividends on our common stock.

In the past, we have paid certain special dividends but we do not pay regularly-scheduled dividends and are subject to restrictions on our ability to pay dividends should we seek to do so in the future. We are a holding company with no independent operations and no significant assets other than the stock of our subsidiaries. In addition, the Certificate of Designation for our Series A Preferred Stock contains, the indentures governing our senior notes and our senior subordinated notes contain, restrictions on our ability to pay dividends. We, therefore, are dependent upon the receipt of dividends or other distributions from our subsidiaries to pay dividends. In addition, our senior notes and our senior subordinated notes contain restrictions on our ability to pay dividends. If we elect not to pay dividends in the future or are prevented from doing so, the price of our common stock must appreciate in order for you to realize a gain on your investment. This appreciation may not occur.

The holders of our preferred stock have rights that are senior to the rights of a holder of our common stock and the documents governing our preferred stock include certain restrictive covenants.

As part of the Separation, we issued $45.0 million of Series A Preferred Stock to third party investors. The Series A Preferred Stock provides that, among other things, in the event of our bankruptcy, dissolution or liquidation, the holders of our Series A Preferred Stock must be satisfied before any distributions can be made to the holders of our common stock. As a result of our Series A Preferred Stock’s superior rights relative to our common stock, the right of holders of our common stock to receive distributions from us may be diluted and may be limited by these rights. Should we default or fail to pay dividends, in cash, on the Series A Preferred Stock for twelve consecutive quarters, the holders of the Series A Preferred Stock will have the right to appoint one director to our board. Additionally, the Certificate of Designation for our Series A Preferred Stock limits our ability to incur additional debt or to make certain restricted payments that could also affect the holders of our common stock.

Delaware law and certain provisions in our certificate of incorporation may prevent efforts by our stockholders to change the direction or management of our company.

Our certificate of incorporation and our by-laws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, including, but not limited to, the following:

•

for the first three years following the Separation, our board of directors will be divided into three equal classes, with members of each class elected in different years for different terms, making it impossible for stockholders to change the composition of our entire board of directors in any given year;

•	action by stockholders may only be taken at an annual or special meeting duly called by or at the direction of a majority of our board of directors;

•	advance notice for all stockholder proposals is required;

•

except as otherwise provided by a certificate of designations, any director or the entire board of directors may be removed from office as provided by Section 141(k) of the Delaware General Corporation Law (the “DGCL”); and

•

except as required by law, for the first three years following the Separation, any amendment, alteration, rescission or repeal of our certificate of incorporation requires the affirmative vote of at least 66 2/3% of the total voting power of all outstanding shares of capital stock entitled to vote thereon, voting together as a single class.

These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by our board of directors, including actions to delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

For information regarding these and other provisions, see “Description of Our Capital Stock” in the accompanying prospectus.

Our certificate of incorporation designates the Court of Chancery of the State of Delaware, subject to certain exceptions, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware, subject to certain exceptions, is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (iv) any other action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

FORWARD-LOOKING STATEMENTS

Certain statements in or incorporated by reference in this prospectus supplement and the accompanying prospectus are “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995. Words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “foresees” or the negative version of those words or other comparable words and phrases are used to identify these forward-looking statements. Examples of forward-looking statements include statements related to our preliminary estimated second quarter results, our beliefs or expectations regarding future performance, strategic plans, cash flows, restructuring and optimization plans and related cost savings, operation improvements and covenant compliance, as well as any other statement that does not directly relate to any historical or current fact.

Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Many factors could cause actual results to differ materially and adversely from these forward-looking statements. Important factors that could cause actual results to differ from those in our forward-looking statements include the factors set forth under the heading “Risk Factors” in this prospectus supplement and the following risks, uncertainties and factors:

•	risks associated with weak or uncertain global economic conditions and their impact on the level of expenditures on advertising, including the effects of Brexit and economic uncertainty in China;

•	our ability to service our debt obligations and to fund our operations and capital expenditures;

•	industry conditions, including competition;

•	our dependence on our senior management team and other key individuals;

•	our ability to obtain key municipal concessions for our street furniture and transit products;

•	fluctuations in operating costs;

•	technological changes and innovations;

•	shifts in population and other demographics;

•

other general economic and political conditions in the United States and in other countries in which we currently do business, including those resulting from recessions, political events and acts or threats of terrorism or military conflicts;

•	changes in labor conditions and management;

•	the impact of future dispositions, acquisitions and other strategic transactions;

•	legislative or regulatory requirements;

•	regulations and consumer concerns regarding privacy and data protection, and breaches of information security measures;

•	increases in tax rates or changes in tax laws or regulations;

•	a breach of our security measures;

•	restrictions on outdoor advertising of certain products;

•	capital expenditure requirements;

•	fluctuations in exchange rates and currency values;

•	risks of doing business in foreign countries;

•	new or increased tariffs or unfavorable changes in trade policy;

•	the risk that we may be more susceptible to adverse events following the Separation;

•	the risk that we may be unable to replace the services iHeartCommunications provided us in a timely manner or on comparable terms;

•	the impact of our substantial indebtedness, including the effect of our leverage on our financial position and earnings;

•	the ability of our subsidiaries to dividend or distribute funds to us in order for us to repay our debts;

•	the restrictions contained in the agreements governing our indebtedness and our Series A Preferred Stock limiting our flexibility in operating our business;

•	the effect of analyst or credit ratings downgrades; and

•	certain other factors set forth in our other filings with the SEC.

Any forward-looking statement speaks only as of the date on which it is made, and we assume no obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $333.5 million, or $383.7 million if the underwriters exercise their option to purchase additional shares of common stock from us in full, after deducting estimated underwriting discounts and commissions and deducting estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with cash on hand, to redeem approximately $333.5 million aggregate principal amount of the CCWH Notes, at a price of 103% of the principal amount thereof, plus accrued and unpaid interest to the redemption date. If the underwriters exercise their option to purchase additional shares in full, we intend to use the net proceeds from the exercise, together with cash on hand, to redeem an additional approximately $50.2 million aggregate principal amount of CCWH Notes at a price of 103% of the principal amount thereof plus accrued and unpaid interest to the redemption date.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2019:

•	on an actual basis;

•	on a pro forma basis, after giving effect to the Transactions; and

•

on a pro forma as adjusted basis, after giving effect to the Transactions and as adjusted to reflect (i) the sale of shares of common stock in this offering and (ii) our expected use of proceeds therefrom after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming no exercise of the underwriters’ option to purchase additional shares of common stock from us.

You should read this table in conjunction with the information contained in “Risk Factors,” “Summary Financial Statements of Clear Channel Outdoor Holdings, Inc.” and the carve-out financial statements of the Outdoor Business of the Company and the related notes thereto, which are incorporated by reference or included elsewhere in this prospectus supplement.

(in thousands)	As of March 31, 2019
	Actual	Pro Forma(1)	Pro Forma As Adjusted
Cash and cash equivalents	$170,510	$321,896	$311,378

Debt:(2)
Clear Channel Worldwide Holdings Senior Notes:
6.50% Series A Senior Notes due 2022	$735,750	$735,750	$735,750
6.50% Series B Senior Notes due 2022	1,989,250	1,989,250	1,989,250
Clear Channel Worldwide Holdings 9.25% Senior Subordinated Notes due 2024(3)	2,235,000	2,235,000	1,901,525
Receivables-based credit facility due 2023(4)	—	—	—
Clear Channel International B.V. 8.75% Senior Notes due 2020	375,000	375,000	375,000
Other debt	3,828	3,828	3,828
Original issue discount	(867)	(867)	(867)
Long-term debt fees	(44,322)	(44,322)	(40,415)

Total debt	5,293,639	5,293,639	4,964,071
Preferred stock, par value $0.01 per share	—	44,345	44,345
Company deficit:
Noncontrolling interest	155,027	155,027	155,027
Majority owner’s net investment	(2,065,333)	—	—
Common stock, par value $0.01 per share	—	3,656	4,656
Additional paid-in capital	—	3,119,646	3,452,121
Accumulated deficit	—	(5,156,251)	(5,170,162)
Accumulated other comprehensive loss	(345,524)	(345,524)	(345,524)

Total company deficit	(2,255,830)	(2,223,446)	(1,903,882)

Total capitalization	$3,037,809	$3,114,538	$3,104,534

(1)

Our cash and cash equivalents and capitalization on a pro forma basis are derived from, and should be read in conjunction with, the unaudited pro forma condensed financial statements set forth in Exhibit 99.3 to the Company’s Current Report on Form 8-K/A, filed on May 7, 2019 and incorporated by reference herein, which describe the Transactions and related adjustments in greater detail.

(2)

Excludes the iHeart Line of Credit. As of the date of this prospectus supplement, there are no borrowings outstanding under the iHeart Line of Credit. Under the terms of the iHeart Line of Credit, we are not permitted to use the proceeds of this offering to repay indebtedness, and accordingly, we intend to voluntarily terminate the iHeart Line of Credit prior to the completion of this offering.

(3)

We intend to use the net proceeds from this offering, together with cash on hand, to redeem approximately $333.5 million aggregate principal amount of the CCWH Notes, at a price of 103% of the principal amount thereof, plus accrued and unpaid interest to the redemption date. If the underwriters exercise their option to purchase additional shares in full, we intend to use the net proceeds from the exercise, together with cash on hand, to redeem an additional approximately $50.2 million aggregate principal amount of CCWH Notes. See “Use of Proceeds.”

(4)

The receivables based credit facility provides for revolving credit commitments of up to $125.0 million. As of March 31, 2019, the facility had $85.5 million of letters of credit outstanding and a borrowing base of $116.2 million, resulting in $30.7 million of availability. Certain additional restrictions, including a springing financial covenant, take effect at decreased levels of excess availability.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to a non-U.S. holder (as defined below) of owning and disposing of our common stock issued pursuant to this offering as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset within the meaning of Section 1221 of the Code.

A “non-U.S. holder” means a person (other than a partnership or any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the supervision of a court within the United States and one or more “United States persons” (as defined under Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a “United States person” (as defined under Section 7701(a)(30) of the Code).

This summary is based upon provisions of the Code, and U.S. Treasury regulations promulgated thereunder, administrative and judicial authorities, rulings and decisions, all as in effect as of the date hereof, all of which are subject to change and to differing interpretations, possibly with retroactive effect. Any such change or differing interpretation could affect the continuing validity of this discussion. This summary is not a complete description of all of the tax consequences associated with the ownership and disposition of common stock and does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment or special tax rules under the U.S. federal income tax laws (including if you are a (1) U.S. expatriate; (2) corporation that accumulates earnings to avoid U.S. federal income tax; (3) bank, financial institution, investment fund, or thrift; (4) insurance company; (5) broker, dealer, or trader in securities or currencies; (6) tax-exempt organization; (7) person subject to the alternative minimum tax; (8) person who has elected to mark securities to market; (9) person holding our common stock as part of a hedging strategy, wash sale, synthetic security or conversion transaction or straddle, or a constructive sale or other risk reduction strategy or integrated investment; (10) “controlled foreign corporation”; (11) “passive foreign investment company”; (12) person who holds or receives our common stock pursuant to the exercise of an employee stock option or otherwise as compensation; (13) investor that hold their interests through pass-through entities; (14) partnership or other pass-through entity for U.S. federal income tax purposes; (15) regulated investment company and REIT; or (16) person that holds our common stock on behalf of other persons as a nominee).

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds or is a beneficial owner of our common stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. If you are a partnership or a partner of a partnership holding our common stock, you are urged to consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of common stock.

This summary is limited to U.S. federal income tax aspects and does not address the tax consequences under non-U.S., state or local tax laws or any other non-income tax laws (such as gift tax or estate tax laws). It also does not consider the impact of the alternative minimum tax or the Medicare contribution tax on net investment income. No ruling has been or will be obtained from the U.S. Internal Revenue Service (the “IRS”) regarding any matter discussed herein, and no guarantee or assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any aspect of this summary.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, IF YOU ARE CONSIDERING AN INVESTMENT IN OUR COMMON STOCK, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS CONCERNING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE OWNERSHIP OR DISPOSITION OF OUR COMMON STOCK, AS WELL AS ANY OTHER APPLICABLE U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND NON-INCOME TAX CONSEQUENCES.

Dividends

Distributions on or with respect to our common stock, other than certain distributions of our common stock, will generally constitute “dividends” for U.S. federal income tax purposes on the day on which the dividends are actually or constructively received to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will generally constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in our common stock, but not below zero. Distributions not treated as dividends and in excess of a holder’s adjusted tax basis will generally be treated as capital gain from the sale or exchange of common stock and subject to the rules discussed under “—Gain on Sale, Exchange or Other Taxable Disposition of Common Stock.”

Subject to the discussion below under “—FATCA” and “—Information Reporting and Backup Withholding,” distributions by us that are treated as dividends paid to a non-U.S. holder of our common stock will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable U.S. income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable U.S. income tax treaty, are attributable to a U.S. permanent establishment of the non-U.S. holder) are not subject to withholding (including backup withholding discussed below), provided certain certification and disclosure requirements are satisfied, including by providing the applicable withholding agent with a properly executed IRS Form W-8ECI (or such alternative or successor form as the IRS designates) certifying eligibility for exemption. Instead, such dividends are generally subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a “United States person” (as defined under Section 7701(a)(30) of the Code). Any such effectively connected dividends received by a non-U.S. corporation (or any entity treated as a corporation) may be subject to an additional “branch profits tax” at a 30% rate, or such lower rate as may be specified by an applicable U.S. income tax treaty, on its effectively connected earnings and profits (as adjusted for certain items).

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable U.S. income tax treaty and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable IRS Form W-8BEN or Form W-8BEN-E and certify under penalty of perjury that such holder is not a “United States person” (as defined under Section 7701(a)(30) of the Code) and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an applicable U.S. income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Common Stock

Subject to the discussion below under “—FATCA” and “—Information Reporting and Backup Withholding,” any gain realized on the sale, exchange, or other taxable disposition of our common stock generally will not be subject to U.S. federal income tax or withholding tax unless:

•

the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable U.S. income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of that sale, exchange or other disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock.

A non-U.S. holder described in the first bullet point above will generally be subject to tax on the net gain derived from the sale, exchange, or other disposition under regular graduated U.S. federal income tax rates applicable to such holder as if it were a “United States person” (as defined under Section 7701(a)(30) of the Code). In addition, if a non-U.S. holder described in the first bullet point above is a corporation (or any entity treated as a corporation) for U.S. federal income tax purposes, it may be subject to a “branch profits tax” equal to 30% of its effectively connected earnings and profits (subject to adjustments) or at such lower rate as may be specified by an applicable U.S. income tax treaty.

An individual non-U.S. holder described in the second bullet point above will generally be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable U.S. income tax treaty) on the gain derived from the sale or other disposition, which may be offset by U.S.-source capital losses, even though the individual is not considered a resident of the United States, provided such non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Although our analysis is ongoing, we believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. However, in the event that we become a USRPHC, as long as our common stock is or continues to be “regularly traded on an established securities” (within the meaning of the U.S. Treasury regulations) market, only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the common stock, more than 5% of our common stock will be taxable on gain realized on the disposition of our common stock as a result of our status as a USRPHC. If we were to become a USRPHC and our common stock were not considered to be regularly traded on an established securities market, such holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a taxable disposition of our common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. holders are urged to consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

Information Reporting and Backup Withholding

Information reporting generally will apply to the amount of dividends paid to each non-U.S. holder and any tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable U.S. income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a “United States person” (as defined under Section 7701(a)(30) of the Code)), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale, exchange, redemption, repurchase or other disposition of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a “United States person” (as defined under Section 7701(a)(30) of the Code)), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability (if any) provided the required information is timely furnished to the IRS.

FATCA

Under Sections 1471 through 1474 of the Code (commonly referred to as “FATCA”), a non-U.S. holder of shares of our common stock will generally be subject to 30% U.S. withholding tax on (i) dividends on our common stock and (ii) beginning after December 31, 2018 (but subject to the proposed U.S. Treasury regulations as discussed below), gross proceeds from the sale or other disposition of our common stock if the non-U.S. holder is not FATCA compliant, or holds its shares of our common stock through a foreign financial institution that is not FATCA compliant. In order to be treated as FATCA compliant, a non-U.S. holder must provide us or an applicable financial institution certain documentation (usually an IRS Form W-8BEN or W-8BEN-E, as applicable) containing information about its identity, its FATCA status, and if required, its direct and indirect U.S. owners. For a foreign financial institution to be FATCA compliant, it generally must enter into an agreement with the U.S. government to report, on an annual basis, certain information regarding accounts with or interests in the institution held by certain United States persons and by certain non-U.S. entities that are wholly or partially owned by United States persons, or must satisfy similar requirements under an intergovernmental agreement between the United States and another country (an “IGA”). These requirements may be modified by the adoption or implementation of a particular IGA or by future U.S. Treasury Regulations.

Withholding under FATCA generally will apply to payments of dividends on common stock regardless of when such payments are made. While FATCA withholding obligations with respect to certain payments of U.S.-source interest, dividends and other fixed or determinable annual or periodical gains, profits and income are, as a general matter, currently effective, proposed U.S. Treasury regulations have been issued that, when finalized, will provide for the repeal of the 30% withholding tax that would have applied to all payments of gross proceeds from the sale, exchange or other disposition of stock, bonds, or other property that could rise to dividends or interest occurring on or after January 1, 2019. In the preamble to the proposed U.S. Treasury regulations, the government provided that taxpayers may rely upon this repeal until the issuance of final U.S. Treasury regulations. Prospective investors are urged to consult their own tax advisers about how FATCA may apply to their investment in and ownership of shares of our common stock.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Barclays Capital Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	35,000,001
J.P. Morgan Securities LLC	25,000,001
Barclays Capital Inc.	17,500,000
Citigroup Global Markets Inc.	5,000,000
Wells Fargo Securities, LLC	5,000,000
Barrington Research Associates, Inc.	1,785,714
BofA Securities, Inc.	1,785,714
Cowen and Company, LLC	1,785,714
Credit Suisse Securities (USA) LLC	1,785,714
Deutsche Bank Securities Inc.	1,785,714
SunTrust Robinson Humphrey, Inc.	1,785,714
WR Securities, LLC	1,785,714

Total	100,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their receipt and acceptance of the shares from us and subject to prior sale and to the underwriters’ right to reject any order in whole or in part. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $0.084 per share less than the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

Our shares are traded on the New York Stock Exchange under the symbol “CCO.” On July 25, 2019, the last sale price of the shares of common stock as reported on the New York Stock Exchange was $3.50 per share.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 15,000,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. To the extent the option to purchase additional shares is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

Underwriting Discount and Commission

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 15,000,000 shares of common stock.

	Total
	Per Share	No Exercise	Full Exercise
Public offering price	$3.50	$350,000,000	$402,500,000
Underwriting discounts and commissions to be paid by us	$0.15225	$15,225,000	$17,508,750
Proceeds, before expenses, to us	$3.34775	$334,775,000	$384,991,250

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $1.3 million.

Lock-Up Agreements

We and each of our officers and directors have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, subject to certain exceptions, we and they will not, during the period ending 90 days after the date of this prospectus supplement (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any other securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•

the issuance by the Company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus supplement as described herein, provided that any director or officer that is a recipient of such shares becomes subject to the restrictions described in the immediately preceding paragraph;

•

transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Common Stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing (including under Section 16(a) of the Exchange Act), if any, is required or will be voluntarily made in connection with such plan during the restricted period, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period;

•

dispositions to pay the exercise price of options or to satisfy any tax withholding obligations in respect of options, restricted stock, restricted stock units or other-share based awards, provided that to the extent a public filing under the Exchange Act is required during the restricted period any such announcement or filing shall include a statement to the effect that such disposition is being made to pay the exercise price of options or to satisfy withholding tax obligations; or

•

any sale, transfer or other disposition pursuant to any trading plan pursuant to Rule 10b5-1 existing on the date hereof, provided that to the extent a public filing under the Exchange Act is required in connection with such sale, transfer or other disposition, such filing shall include a statement to the effect that the sale, transfer or other disposition was made pursuant to such existing 10b5-1 trading plan.

Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

Stabilization

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the underwriters’ option to purchase additional shares. The underwriters can close out a covered short sale by exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under their option to purchase additional shares. The underwriters may also sell shares in excess of their option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the representatives a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

Electronic Prospectus

A prospectus supplement in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading and market-making, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging. financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments, which may include shares of our common stock. Such investment and securities activities may involve our securities and instruments. For example, affiliates of certain of the underwriters are agents and/or lenders under the Company’s asset based credit facility, dated as of June 1, 2018. In addition, certain of the underwriters and/or their affiliates may hold a portion of the CCWH Notes and/or CCIBV Notes, for which they will be entitled to receive a pro rata portion of the proceeds of this offering used to finance the redemption of such notes. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement and the accompanying prospectus (including any amendment hereto or thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

The shares of our common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. Neither of this prospectus supplement and the accompanying prospectus constitutes a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and neither purports to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of Section 708(8) of the Corporations Act), “professional investors” (within the meaning of Section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in Section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under Section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus supplement and the accompanying prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus supplement and the accompanying prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Hong Kong

The shares of our common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of our common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”), has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of our common stock.

Accordingly, the shares of our common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of our common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of our common stock. The shares of our common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of our common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of our common stock. The shares of our common stock may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of Clear Channel Outdoor Holdings, Inc. as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018, the effectiveness of internal control over financial reporting of Clear Channel Outdoor Holdings, Inc. as of December 31, 2018, and the carve-out financial statements of the Outdoor Business of Clear Channel Holdings, Inc. as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018, incorporated by reference in this registration statement and prospectus supplement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

Clear Channel Outdoor Holdings, Inc.

Common Stock

Preferred Stock

Depositary Shares

Warrants

Subscription Rights

Share Purchase Contracts

Share Purchase Units

We may offer and sell from time to time in one or more offerings any combination of common stock, preferred stock, depositary shares, warrants, subscription rights, share purchase contracts or share purchase units described in this prospectus.

This prospectus provides you with a general description of these securities. Each time we offer and sell these securities, we will provide the specific terms of any such offering of these securities in a supplement to this prospectus. The applicable prospectus supplement will also describe the specific manner in which we will offer these securities and may also supplement, update or amend information contained in this prospectus. You should carefully read this prospectus and any applicable prospectus supplement, as well as the documents incorporated by reference herein or therein, before you make an investment decision. No securities may be sold without delivery of this prospectus and the applicable prospectus supplement describing the method and terms of the offering of such securities.

We may sell these securities on a continuous or delayed basis, directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. If any agents, dealers or underwriters are involved in the sale of any securities, the applicable prospectus supplement will set forth their names and any applicable commissions or discounts.

Our common stock is listed on the New York Stock Exchange under the symbol “CCO.”

Investing in these securities involves risks. See “Risk Factors” on page 3 of this prospectus to read about factors you should consider before making an investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 17, 2019.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf process, we may from time to time sell any combination of shares of our common stock, preferred stock, depositary shares, warrants to purchase equity securities, subscription rights to purchase equity securities, share purchase contracts and share purchase units in one or more offerings.

Each time we use this prospectus to offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the securities being offered. The prospectus supplement may also supplement, update or change information contained in this prospectus. Therefore, if there is any inconsistency between the information in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement.

We have not authorized anyone to provide you with any information other than that contained or incorporated by reference in this prospectus, any related prospectus supplement or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information appearing in this prospectus and any related prospectus supplement to this prospectus is accurate as of the date on their respective covers, and that any information incorporated by reference herein or therein is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise.

To understand the terms of the securities described in this prospectus, you should carefully read any applicable prospectus supplement. You should also read the documents we have referred you to under “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” below for information about us. The shelf registration statement, including the exhibits thereto, can be read at the SEC’s website as described under “Where You Can Find More Information.”

The terms the “Company,” “we,” “us,” and “our” as used in this prospectus refer to Clear Channel Outdoor Holdings, Inc. and its subsidiaries unless the context otherwise requires. The phrase “this prospectus” refers to this prospectus and any applicable prospectus supplement, unless the context otherwise requires.

THE COMPANY

We are one of the world’s largest outdoor advertising companies, providing clients with advertising opportunities through billboards, street furniture displays, transit displays and other out-of-home advertising displays. Through our extensive display inventory and technology-based enhancements we have the ability to deliver innovative, effective marketing campaigns for advertising partners globally.

We are focused on building the leadership position of our diverse global assets and maximizing our financial performance while serving our local communities. We intend to continue to execute upon our long-standing outdoor advertising strategies, while closely managing expenses and focusing on achieving operating efficiencies throughout our businesses.

We were incorporated in Nevada in April 1994 as Clear Channel Holdings, Inc. and converted into a Delaware corporation in March 2019. On May 1, 2019, in connection with our separation from our former parent company, iHeartMedia, Inc., Clear Channel Outdoor Holdings, Inc. merged with and into the Company (previously known as Clear Channel Holdings, Inc. and previously the parent company of Clear Channel Outdoor Holdings, Inc.) with the Company surviving the merger, becoming the successor to Clear Channel Outdoor Holdings, Inc. and changing its name to Clear Channel Outdoor Holdings, Inc.

Our corporate headquarters are in San Antonio, Texas and we have executive offices in New York, New York. Our headquarters are located at 4830 North Loop 1604W, Suite 111, San Antonio, Texas 78249 (telephone: (210) 832-3700). We maintain an investor relations website at investor.clearchannel.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

RISK FACTORS

Our business is subject to uncertainties and risks. You should carefully consider and evaluate all of the information included and incorporated by reference in this prospectus, including the risk factors incorporated by reference from our most recent Annual Report on Form 10-K and from the Information Statement/Prospectus (as defined herein), as updated by our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings we make with the SEC. It is possible that our business, financial condition, results of operations or cash flows could be materially adversely affected by any of these risks. The applicable prospectus supplement for any securities we may offer may contain a discussion of additional risks applicable to an investment in us and the particular type of securities we are offering under that prospectus supplement.

FORWARD-LOOKING STATEMENTS

Certain statements in or incorporated by reference in this prospectus and in any prospectus supplement are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “foresees” or the negative version of those words or other comparable words and phrases are used to identify these forward-looking statements. Examples of forward-looking statements include statements related to our future financial condition and operating results, as well as any other statement that does not directly relate to any historical or current fact.

Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Many factors could cause actual results to differ materially and adversely from these forward-looking statements. Information regarding important factors that could cause actual results to differ from those in our forward-looking statements is contained under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2018 and in the Information Statement/Prospectus (as defined herein), both of which are incorporated in this prospectus by reference (and in any of our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q for future periods that are so incorporated). Any forward-looking statement speaks only as of the date on which it is made, and we assume no obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, the net proceeds from the sale of the securities to which this prospectus relates will be used for general corporate purposes. General corporate purposes may include, among other things, the repayment of debt, working capital, capital expenditures and acquisitions. Net proceeds may be temporarily invested prior to use in short- and medium-term investments, including, but not limited to, marketable securities.

DESCRIPTION OF OUR CAPITAL STOCK

The following description of our capital stock is only a summary of its material provisions. We encourage you to read our Amended Certificate of Incorporation, our Amended By-Laws, the Investors Rights Agreement (as defined below) and the Certificate of Designation of Series A Perpetual Preferred Stock, which are incorporated by reference into the registration statement of which this prospectus is a part.

General

We are authorized to issue 2,350,000,000 shares of common stock, par value $0.01 per share, and 150,000,000 shares of preferred stock, par value $0.01 per share, of which 45,000 shares are designated as Series A Perpetual Preferred Stock (the “Series A Preferred Stock”).

As of June 18, 2019, there were 365,774,424 shares of our common stock and 45,000 shares of Series A Preferred Stock outstanding.

Common Stock

Voting Rights

Each share of common stock entitles its holder to one vote. Shares of common stock vote as a single class on all matters on which stockholders are entitled to vote, except as otherwise provided in our amended certificate of incorporation or as required by law. Generally, all matters to be voted on by stockholders, other than the election of directors, must be approved by a majority of the shares of common stock present in person or represented by proxy and entitled to vote on the subject matter, voting as a single class, subject to any voting rights granted to holders of any preferred stock. Subject to the rights of the holders of any series of preferred stock to elect directors under certain circumstances, directors shall be elected by a plurality of the voting power present in person or represented by proxy and entitled to vote generally in the election of directors. No stockholder shall be entitled to exercise the right of cumulative voting.

Dividends

Holders of common stock share equally, on a per share basis, in any dividends and other distributions in cash or stock of any entity or property of ours declared by our board of directors, subject to any preferential rights of any outstanding shares of preferred stock.

Other Rights

On liquidation, dissolution or winding up of our company, after payment in full of the amounts required to be paid to holders of preferred stock, if any, all holders of common stock are entitled to receive a pro rata amount of any distribution of the remaining assets.

No shares of common stock are subject to redemption or conversion or have preemptive rights to purchase additional shares of common stock or other securities of our company.

All the outstanding shares of common stock are validly issued, fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without action by our stockholders, to designate and issue our preferred stock in one or more series and to designate the rights, powers, preferences and privileges of each series and any qualifications, limitations or restrictions thereof, which may be greater or less than the rights of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until our board of directors determines the specific rights of the holders of preferred stock. However, the effects might include, among other things:

•	restricting dividends on common stock;

•	diluting the voting power of common stock;

•	impairing the liquidation rights of common stock; or

•	delaying or preventing a change in control of our company without further action by our stockholders.

The board of directors is authorized to determine the terms with respect to the series of preferred stock being offered, which may include (without limitation) the following:

•	whether dividends on that series of preferred stock will be cumulative, noncumulative or partially cumulative;

•	the dividend rate or method for determining the rate;

•	the liquidation preference per share of that series of preferred stock, if any;

•	the conversion provisions applicable to that series of preferred stock, if any;

•	any redemption or sinking fund provisions applicable to that series of preferred stock;

•	the voting rights of that series of preferred stock, if any; and

•	the terms of any other powers, preferences or rights, if any, and the qualifications, limitations or restrictions thereof, applicable to that series of preferred stock.

The preferred stock, when issued, will be fully paid and nonassessable.

Series A Perpetual Preferred Stock

On May 1, 2019, we issued and sold 45,000 shares of our Series A Preferred Stock, having an aggregate initial liquidation preference of $45.0 million for a cash purchase price of $45.0 million before fees and expenses.

The terms and conditions of the Series A Preferred Stock and the rights of its holders are set forth in the Certificate of Designation of Series A Perpetual Preferred Stock (the “Certificate of Designation”) of the Company filed with the office of the Secretary of State of the State of Delaware on May 1, 2019, and the Series A Investors Rights Agreement, dated as of May 1, 2019, by and among the Company, Clear Channel Worldwide Holdings, Inc., a subsidiary of the Company (“CCWH”), and the purchaser listed therein (the “Investors Rights Agreement”).

Shares of the Series A Preferred Stock rank senior and in priority of payment to our common equity interests and preferred stock junior to the Preferred Stock and other equity interests and preferred stock that does not expressly provide that such equity interest ranks senior to or pari passu with the Preferred Stock in any liquidation or winding up.

Dividends on the Series A Preferred Stock will accrue on a daily basis at the applicable dividend rate on the then-current liquidation preference of the Series A Preferred Stock. Dividends will either (a) be payable in cash, if and to the extent declared by the board of directors, or (b) be added to the liquidation preference. The dividend rate will be equal to (i) the greater of (a) a published LIBOR rate or (b) two percent (2%) plus (ii) either a cash dividend margin or an accruing dividend margin, in each case based on the our consolidated leverage ratio, subject to certain adjustments. At any leverage ratio, the accruing dividend margin will exceed the cash dividend margin by 1.5%. Dividends, if declared, will be payable on March 31, June 30, September 30 and December 31 of each year (or on the next business day if such date is not a business day). No dividend may be declared unless paid immediately in cash (it being understood that no dividends may be declared and paid in securities or otherwise “in kind”).

We may redeem the Series A Preferred Stock, at our option, at any time on or after the third anniversary of the issue date (May 1, 2022) in cash at a redemption price equal to the liquidation preference per share. Upon consummation of certain equity offerings prior to the third anniversary of the issue date (May 1, 2022), we may, at our option, redeem all or a part of the Series A Preferred Stock for the liquidation preference plus a make-whole premium. In addition, upon the occurrence of, among other things (i) any change of control, (ii) a liquidation, dissolution, or winding up, (iii) certain insolvency events or (iv) certain asset sales, each holder may require CCWH to purchase for cash (any such purchase, a “Material Event Purchase”) all of such holder’s then outstanding shares of Series A Preferred Stock. If a Material Event Purchase occurs prior to the third anniversary of the issue date (May 1, 2022), the purchase price will be equal to the liquidation preference plus a make-whole amount. If a Material Event Purchase occurs after the third anniversary of the issue date (May 1, 2022), the purchase price will be equal to the liquidation preference. In addition, each holder of Series A Preferred Stock may require CCWH to purchase all or any portion of such holder’s shares of Series A Preferred Stock on or after the fifth anniversary of the issue date (May 1, 2024).

On the tenth anniversary of the issue date (May 1, 2029), the Series A Preferred Stock will be subject to mandatory redemption for an amount equal to the liquidation preference, unless waived by each holder with respect to such holder’s shares.

The Certificate of Designation limits our ability to incur additional debt or any other security ranking pari passu with or senior to the Series A Preferred Stock, other than in (a) an amount not to exceed $300.0 million on a cumulative basis or (b) subject to an incurrence-based leverage test, subject to other customary carve-outs. The Certificate of Designation also sets forth certain limitations on our ability to declare or make certain dividends and distributions and engage in certain reorganizations.

Subject to certain exceptions for modification of certain “sacred rights” of the Series A Preferred Stock in the Certificate of Designation, the holders of shares of Series A Preferred Stock have no voting power, and no right to vote on any matter at any time, either as a separate series or class or together with any other series or class of shares of capital stock, and are not be entitled to call a meeting of such holders for any purpose, nor are they entitled to participate in any meeting of the holders of the our common stock. However, if dividends on the Series A Preferred Stock have not been paid, in cash, for twelve consecutive quarters, the holders of the Series A Preferred Stock shall have the right to designate one member to our board of directors.

Anti-Takeover Effects of Our Amended Certificate of Incorporation and Bylaws and Delaware Law

Some provisions of Delaware law and our amended certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of us by means of a tender offer or merger;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Election and Removal of Directors

Our amended certificate of incorporation provides that, continuing until immediately prior to the fourth annual meeting of stockholders following the Separation, our board of directors will be divided into three classes. The term of the first class of directors expires at our 2020 annual meeting of stockholders at which meeting directors in the first class will be elected to a term expiring at our 2023 annual meeting of stockholders, the term of the second class of directors expires at our 2021 annual meeting of stockholders at which meeting directors in the second class will be elected to a term expiring at our 2023 annual meeting of stockholders and the term of the third class of directors expires at our 2022 annual meeting of stockholders at which meeting directors in the third class will be elected to a term expiring at our 2023 annual meeting of stockholders. At each of our annual meetings of stockholders beginning with the 2023 annual meeting of stockholders, the directors will be elected for one-year terms. This system of electing and removing directors may initially discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of our directors.

From and after our 2023 annual meeting of the stockholders following the effectiveness of the amended certificate of incorporation, the board of directors shall no longer be classified and each director shall be elected for a one-year term. In case of any increase or decrease, from time to time, in the number of directors prior to our 2023 annual meeting of the stockholders following the effectiveness of the amended certificate of incorporation, other than those who may be elected by the holders of any series of preferred stock under specified circumstances, the number of directors added to or eliminated from each class shall be apportioned so that the number of directors in each class thereafter shall be as nearly equal as possible, but in no case shall a decrease in the number of directors constituting the board of directors shorten the term of any incumbent director.

Our amended certificate of incorporation provides that, except as otherwise provided by a certificate of designations, any director or the entire board of directors may be removed from office as provided by Section 141(k) of the Delaware General Corporation Law (the “DGCL”).

Size of Board and Vacancies

Our bylaws provide that the number of directors on our board of directors be fixed by resolution of the board of directors. Except as otherwise provided by a certificate of designations, newly created directorships resulting from any increase in our authorized number of directors will be filled solely by the vote of our remaining directors in office. Any vacancies in our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled solely by the vote of our remaining directors in office.

No Stockholder Action by Written Consent

Our amended certificate of incorporation provides that subject to the rights of holders of preferred stock to act by written consent, any stockholder action may be effected only at a duly called annual or special meeting of stockholders and may not be effected by a written consent or consents by stockholders in lieu of such a meeting.

Amendment of Our Bylaws

Our amended certificate of incorporation and bylaws provide that our bylaws may only be amended by the board of directors or, notwithstanding any other provision of the amended certificate of incorporation or law that might otherwise permit a lesser vote or no vote, but in addition to any vote of any series of preferred stock required by law, the amended certificate of incorporation or a certificate of designations, by the affirmative vote of holders of at least a majority of the total voting power entitled to vote thereon.

Amendment of Our Amended Certificate of Incorporation

Our amended certificate of incorporation provide (i) except as otherwise required by law, holders of common stock will not be entitled to vote on any amendment relating solely to one or more series of preferred stock if such affected series is entitled to vote thereon by law or the amended certificate of incorporation (including any certificate of designations), and (ii) notwithstanding any other provision of the amended certificate of incorporation or law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of any series of preferred stock required by law, the amended certificate of incorporation or a certificate of designations, the affirmative vote of a majority of the total voting power of the outstanding shares of capital stock then entitled to vote thereon, voting together as a single class, is required to amend the amended certificate of incorporation; provided, however, that, in addition to any vote of the holders of any class or series of the stock required by law, the amended certificate of incorporation or by a certificate of designations, (a) prior to May 1, 2022 (the “Sunset Date”), the affirmative vote of the holders of at least 66-2/3% of the total voting power of all outstanding shares of capital stock entitled to vote thereon, voting together as a single class, and (b) on and after the Sunset Date, the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock entitled to vote thereon, voting together as a single class, shall be required to amend, alter, change or repeal, or adopt any provision inconsistent with, Articles V (“Board of Directors”), VI (“By-laws”), VIII (“Limitation on Liability of Directors and Officers”), IX (“Stockholder Action”) and one sentence of Article VII (“Amendment of Certificate of Incorporation”).

Stockholder Meetings

Our amended certificate of incorporation and bylaws provide that except as otherwise required by law and subject to the rights of holders of preferred stock, if any, a special meeting of our stockholders may be called only by the Chairman of our board of directors or our board of directors pursuant to a resolution adopted by a majority of the total number of directors, whether or not there exist any vacancies or unfilled seats in previously authorized directorships.

No business other than that stated in the notice of a special meeting of stockholders shall be transacted at such special meeting.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

In general, for nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must give notice in writing to our secretary 90 to 120 days before the first anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year, or if the date of the annual meeting is more than 30 days before or after the anniversary, such notice shall be delivered, by the later of the 10th day after the annual meeting is announced or 90 days prior to the date of such meeting, and the business must be a proper matter for stockholder action. Among other things the stockholder’s notice must include for each proposed nominee and business, as applicable, (i) all required information under the Exchange Act, (ii) the proposed nominee’s written consent to serve as a director if elected, (iii) a brief description of the proposed business, (iv) the reasons for conducting the business at the meeting, (v) the stockholder’s material interest in the business, (vi) the stockholder’s name and address and (vii) the class and number of our shares which the stockholder owns including derivative interests.

In general, only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to our notice of meeting. At a special meeting of stockholders at which directors are to be elected pursuant to our notice of meeting, a stockholder who is a stockholder of record at the time of giving notice and on the record date for the meeting, who is entitled to vote at the meeting and who complies with the notice procedures, may nominate proposed nominees. In the event we call a special meeting of stockholders to elect one or more directors, a stockholder may nominate a person or persons if the stockholder’s notice is delivered to our secretary not earlier than 120 days before the meeting nor later than the later of (a) the 90th day prior to the meeting and (b) the 10th day after the meeting is announced.

Only such persons who are nominated in accordance with the procedures set forth in our bylaws shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in our bylaws. Except as otherwise required by our governing documents, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed in accordance with the procedures set forth in our bylaws and, if any proposed nomination or business is not in compliance with our bylaws, to declare that such defective proposal or nomination shall be disregarded.

Delaware Anti-Takeover Law

Our amended certificate of incorporation subjects us to Section 203 of the DGCL.

In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. This may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of our common stock.

No Cumulative Voting

Our amended certificate of incorporation and bylaws do not provide for cumulative voting in the election of our board of directors.

Transfer Agent

The transfer agent and registrar for the common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.

New York Stock Exchange Listing

Our common stock is listed on the NYSE under the symbol “CCO.”

DESCRIPTION OF DEPOSITARY SHARES

The following description of the depositary shares and terms of the deposit agreement is a summary. It summarizes only those aspects of the depositary shares and those portions of the deposit agreement which we believe will be most important to your decision to invest in our depositary shares. There may be other provisions in the deposit agreement and the depositary receipt relating to the depositary shares which are also important to you. You should read these documents for a full description of the terms of the depositary shares. The forms of the deposit agreement and the depositary receipt will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

General

We may choose to offer from time to time fractional interests in our shares of our common stock or preferred stock. If we do so, we will issue fractional interests in our common stock or preferred stock, as the case may be, in the form of depositary shares. Each depositary share would represent a fraction of a share of common stock or a fraction of a share of a particular series of preferred stock, as the case may be, and would be evidenced by a depositary receipt.

We will deposit the shares of common stock or preferred stock represented by depositary shares under a deposit agreement between us and a depositary which we will name in the applicable prospectus supplement. Subject to the terms of the deposit agreement, as an owner of a depositary share you will be entitled, in proportion to the applicable fraction of a share of common stock or preferred stock represented by the depositary share, to all the rights and preferences of the common stock or preferred stock, as the case may be, represented by the depositary share, including, as the case may be, dividend, voting, conversion, redemption, subscription and liquidation rights.

Dividends and Other Distributions

The depositary will distribute all payments of cash dividends or other cash distributions received in respect of the common stock or preferred stock, as the case may be, in proportion to the numbers of the depositary shares owned by the applicable holders on the relevant record date. The depositary will distribute only an amount, however, that can be distributed without attributing to any holder of depositary shares a fraction of one cent, and any balance not so distributed will be added to and treated as part of the next sum received by the depositary for distribution to record holders of depositary shares.

If there is a non-cash distribution, the depositary will distribute property received by it to the record holders of depositary shares entitled to it, unless the depositary determines that it is not feasible to make the distribution. If this happens, the depositary may, with our approval, sell the property and distribute the net sale proceeds to the holders. The deposit agreement will also contain provisions relating to the manner in which any subscription or similar rights that we offer to holders of the preferred stock will be made available to the holders of depositary shares.

Redemption of Depositary Shares

If we redeem common stock or a series of preferred stock represented by depositary shares, the depositary shares will be redeemed from the redemption proceeds received by the depositary. The depositary will mail notice of redemption not less than 30, and not more than 60, days before the date fixed for redemption to the record holders of the depositary shares to be redeemed at their addresses appearing in the depositary’s books. The redemption price for each depositary share will be equal to the applicable fraction of the redemption price for each share of common stock or preferred stock, as the case may be, payable in relation to the redeemed common stock or preferred stock. Whenever we redeem shares of common stock or preferred stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing, as the case may be, fractional interests in the shares of common stock or preferred stock redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot, proportionately or by any other equitable method as the depositary may determine.

After the date fixed for redemption, the depositary shares called for redemption will no longer be considered outstanding and all rights of the holders of the depositary shares will cease, except the right to receive the cash, securities or other property payable upon the redemption and any cash, securities or other property to which the holders of the redeemed depositary shares were entitled upon surrender to the depositary of the depositary receipts evidencing the depositary shares.

The amount distributed in any of the foregoing cases will be reduced by any amount required to be withheld by us or the depositary on account of any taxes.

Voting the Depositary Shares

Upon receipt of notice of any meeting at which you are entitled to vote, as holder of fractional interests in common stock or preferred stock, the depositary will mail to you the information contained in that notice. Each record holder of the depositary shares on the record date will be entitled to instruct the depositary how to vote the amount of the common stock or preferred stock represented by that holder’s depositary shares. The record date for the depositary shares will be the same date as the record date for the common stock or preferred stock, as the case may be. The depositary will endeavor, to the extent practicable, to vote the amount of the common stock or preferred stock, as the case may be, represented by the depositary shares in accordance with those instructions. We will agree to take all reasonable action which the depositary may deem necessary to enable the depositary to do so. The depositary will abstain from voting shares of the common stock or preferred stock, as the case may be, if it does not receive specific instructions from you.

Amendment and Termination of Depositary Agreement

We may enter into an agreement with the depositary at any time to amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement. However, the holders of a majority of the depositary shares must approve any amendment which materially and adversely alters the rights of the existing holders of depositary shares. We or the depositary may terminate the deposit agreement only if (a) all outstanding depositary shares issued under the agreement have been redeemed or (b) a final distribution in connection with any liquidation, dissolution or winding up has been made to the holders of the depositary shares

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the depositary in connection with the initial deposit of the preferred shares and any redemption of the preferred shares. Holders of depositary shares will pay transfer and other taxes and governmental charges and such other charges as are expressly provided in the deposit agreement to be for their accounts.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering to us notice of its election to resign, and we may at any time remove the depositary. Any resignation or removal will take effect when a successor depositary has been appointed and has accepted the appointment. Such appointment must occur within 60 days after delivery of the notice of resignation or removal. The successor depositary must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

The depositary will forward all reports and communications from us which are delivered to the depositary and which we are required or otherwise determine to furnish to holders of common stock or preferred stock, as the case may be.

We and the depositary will not be liable under the deposit agreement to you other than for our gross negligence, willful misconduct or bad faith. Neither we nor the depositary will be liable if we or the depositary is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement. Our and the depositary’s obligations under the deposit agreement will be limited to performance in good faith of our respective duties under the agreement. We and the depositary will not be obligated to prosecute or defend any legal proceedings relating to any depositary shares, common stock or preferred stock, as the case may be, unless a satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting shares of common stock or preferred stock, as the case may be, for deposit, you or other persons believed to be competent and on documents which we and the depositary believe to be genuine.

DESCRIPTION OF WARRANTS

The following description of the warrants and terms of the warrant agreement is a summary. It summarizes only those aspects of the warrants and those portions of the warrant agreement which we believe will be most important to your decision to invest in our warrants. There may be other provisions in the warrant agreement and the warrant certificate relating to the warrants which are also important to you. You should read these documents for a full description of the terms of the warrants. The forms of the warrant agreement and the warrant certificate will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

General

We may issue warrants to purchase equity securities. We may issue warrants independently or together with any offered securities. The warrants may be attached to or separate from those offered securities. We will issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as described in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The prospectus supplement relating to any warrants that we may offer will contain the specific terms of the warrants. These terms may include, but are not limited to, the following:

•	the title of the warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each other security;

•	the price or prices at which the warrants will be issued;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	the terms of any mandatory or optional redemption provisions relating to the warrants;

•	the terms of any right we have to accelerate the exercise of the warrants upon the occurrence of certain events;

•	if the warrants will be sold with any other securities, and the date, if any, on and after which those warrants and any other securities will be transferable;

•	the identity of the warrant agent;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	if applicable, a discussion of the material United States federal income tax considerations applicable to the exercise of the warrants;

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of warrants which may be exercised at any time; and

•	information with respect to book-entry procedures, if any.

Exercise of Warrants

Each warrant will entitle the holder of warrants to purchase for cash the amount of equity securities, at the exercise price stated or determinable in the prospectus supplement for the warrants. Warrants may be exercised at any time up to the close of business on the expiration date shown in the prospectus supplement relating to the warrants, unless otherwise specified in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void. Warrants may be exercised as described in the prospectus supplement relating to the warrants. When the warrant holder makes the payment and properly completes and signs the warrant certificate at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as possible, forward the equity securities that the warrant holder has purchased. If the warrant holder exercises the warrant for less than all of the warrants represented by the warrant certificate, we will issue a new warrant certificate for the remaining warrants.

DESCRIPTION OF SUBSCRIPTION RIGHTS

The following description of the subscription rights and terms of the subscription rights agreement is a summary. It summarizes only those aspects of the subscription rights and those portions of the subscription rights agreement which we believe will be most important to your decision to invest in our subscription rights. There may be other provisions in the subscription rights agreement and the subscription certificate relating to the subscription rights which are also important to you. You should read these documents for a full description of the terms of the subscription rights. The forms of the subscription rights agreement and the subscription certificate will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

General

Subscription rights may be issued independently or together with any other security and may or may not be transferable. As part of the rights offering, we may enter into a standby underwriting or other arrangement under which the underwriters or any other person would purchase any securities that are not purchased in such rights offering. If we issue subscription rights, they may be governed by a separate subscription rights agreement that we will sign with a bank or trust company, as rights agent, that will be named in the applicable prospectus supplement. The rights agent will act solely as our agent and will not assume any obligation to any holders of rights certificates or beneficial owners of rights.

In general, a right entitles the holder to purchase for cash a specific number of shares of equity securities at a specified exercise price. The rights are normally issued to stockholders as of a specific record date, may be exercised only for a limited period of time and become void following the expiration of such period. If we determine to issue subscription rights, we will accompany this prospectus with a prospectus supplement that will describe, among other things:

•	the record date for stockholders entitled to receive the rights;

•	the number of equity securities that may be purchased upon exercise of each right;

•	the exercise price of the rights;

•	whether the rights are transferable;

•	the period during which the rights may be exercised and when they will expire;

•	the steps required to exercise the rights;

•	the price, if any, for the subscription rights;

•	the number of subscription rights issued;

•	the terms of the equity securities;

•	the extent to which the subscription rights are transferable;

•	if applicable, the material terms of any standby underwriting or other arrangement entered into by us in connection with the offering of subscription rights;

•	the other terms of the subscription rights, including the terms, procedures and limitations relating to the exercise of the subscription rights;

•	whether the rights include “oversubscription rights” so that the holder may purchase more securities if other holders do not purchase their full allotments;

•

whether we intend to sell the shares of equity securities that are not purchased in the rights offering to an underwriter or other purchaser under a contractual “standby” commitment or other arrangement; and

•	any applicable United States federal income tax considerations.

If fewer than all of the rights issued in any rights offering are exercised, we may offer any unsubscribed securities directly to persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby arrangements, as described in the applicable prospectus supplement.

DESCRIPTION OF SHARE PURCHASE CONTRACTS AND SHARE PURCHASE UNITS

We may issue share purchase contracts, representing contracts obligating holders to purchase from us, and obligating us to sell to the holders, a specified number of shares of common stock, shares of preferred stock, or other securities described in this prospectus or the applicable prospectus supplement at a future date or dates. The price per share may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula set forth in the share purchase contracts. The share purchase contracts may be issued separately or as a part of share purchase units consisting of a share purchase contract and either shares of common stock, shares of preferred stock, debt obligations of third parties, including U.S. Treasury securities, any other security described in the applicable prospectus supplement, or any combination of the foregoing, securing the holder’s obligations to purchase the securities under the share purchase contracts.

The share purchase contracts may require us to make periodic payments to the holders of the share purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The share purchase contracts may require holders to secure their obligations thereunder in a specified manner. In certain circumstances, we may deliver newly issued prepaid share purchase contracts upon release to a holder of any collateral securing the holder’s obligations under the original share purchase contract.

The applicable prospectus supplement will describe the terms of the share purchase contracts or share purchase units. The description in the prospectus supplement will only be a summary, and you should read the share purchase contracts, and, if applicable, collateral or depositary arrangements, relating to the share purchase contracts or share purchase units. Material United States federal income tax considerations applicable to the share purchase units and the share purchase contracts will also be discussed in the applicable prospectus supplement.

Each share purchase contract or share purchase unit and any related agreement will be governed by, and construed in accordance with, the laws of the State of New York.

PLAN OF DISTRIBUTION

We may sell the offered securities:

•	through agents;

•	to or through underwriters;

•	through dealers;

•	directly to purchasers; or

•	by any other method permitted by law.

Any underwriters or agents will be identified and their discounts, commissions and other items constituting underwriters’ compensation and any securities exchanges on which the securities are listed will be described in the applicable prospectus supplement.

We (directly or through agents) may sell, and the underwriters may resell, the offered securities in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

In connection with the sale of offered securities, the underwriters or agents may receive compensation from us or from purchasers of the offered securities for whom they may act as agents. The underwriters may sell offered securities to or through dealers, who may also receive compensation from purchasers of the offered securities for whom they may act as agents. Compensation may be in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act.

We may indemnify the underwriters and agents against certain civil liabilities, including liabilities under the Securities Act, or contribute to payments they may be required to make in respect of such liabilities.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.

If so indicated in the prospectus supplement relating to a particular series or issue of securities, we will authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase the securities from us under delayed delivery contracts providing for payment and delivery at a future date. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of these contracts.

LEGAL MATTERS

Certain legal matters with regard to the validity of the securities offered pursuant to this prospectus and any prospectus supplement will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Clear Channel Outdoor Holdings, Inc. as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018, the effectiveness of internal control over financial reporting of Clear Channel Outdoor Holdings, Inc. as of December 31, 2018, and the carve-out financial statements of the Outdoor Business of Clear Channel Holdings, Inc. as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018, incorporated by reference in this registration statement and prospectus, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public on the SEC’s website at www.sec.gov. Copies of certain information filed by us with the SEC are also available on our investor relations website at investor.clearchannel.com. Our website is not part of this prospectus and is not incorporated by reference into this prospectus.

This prospectus is part of a registration statement filed on Form S-3 with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information concerning us and the securities, you should read the entire registration statement and the additional information described under “Incorporation of Certain Information by Reference” below. The registration statement has been filed electronically and may be obtained in any manner listed above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference much of the information that we file with the SEC, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this prospectus is considered to be part of this prospectus. Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some of the information included or incorporated in this prospectus. This means that you must read all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below (in each case, other than those documents or the portions of those documents not deemed to be filed):

•	Clear Channel Outdoor Holdings, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on March 5, 2019;

•	Clear Channel Outdoor Holdings, Inc.’s Annual Report on Form 10-K/A for the year ended December 31, 2018 filed on March 22, 2019;

•	Clear Channel Outdoor Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 filed on April 25, 2019;

•

Clear Channel Outdoor Holdings, Inc.’s Current Reports on Form 8-K filed on February 13, 2019, March  7, 2019, March 28, 2019 and April 5, 2019 and the Company’s Current Reports on Form 8-K filed on May  2, 2019 and June  7, 2019 and the Company’s Current Report filed on Form 8-K/A filed on May 7, 2019 (excluding any portions of such reports that were “furnished” rather than “filed”);

•

the information statement/prospectus , filed by Clear Channel Holdings, Inc. pursuant to Rule 424(b)(3) on April 2, 2019 (Registration No. 333-228986) (the “Information Statement/Prospectus”) (other than those portions of such Information Statement/Prospectus not deemed to be “filed” with the SEC); and

•

the description of the Company’s Common Stock, which is contained in the Information Statement/Prospectus under the heading “Description of New CCOH Capital Stock,” including any amendments or reports filed for purposes of updating such description.

We also incorporate by reference the information contained in all other documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than those documents or the portions of those documents that are either (1) described in paragraph (e) of Item 201 of Registration S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K (including any exhibits included with such items), unless otherwise indicated therein) after the date of this prospectus and prior to the termination of the offerings under this prospectus. The information contained in any such document will be considered part of this prospectus from the date the document is filed with the SEC.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request copies of these filings at no cost to you by writing or telephoning us as follows:

4830 North Loop 1604W, Suite 111

San Antonio, Texas 78249

Attn: Investor Relations Department

Telephone No. (210) 832-3700

Exhibits to the filings will not be sent, unless those exhibits have been specifically incorporated by reference in this prospectus.

100,000,000 Shares

Clear Channel Outdoor Holdings, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

Joint Bookrunners

Morgan Stanley

J.P. Morgan

Barclays

Citigroup

Wells Fargo Securities

Co-Managers

Barrington Research

BofA Merrill Lynch

Cowen

Credit Suisse

Deutsche Bank Securities

SunTrust Robinson Humphrey

Wolfe Capital Markets and Advisory

July 25, 2019